EXHIBIT 2.2
Execution Version
STOCK PURCHASE AGREEMENT
BY AND AMONG
T-3 ENERGY SERVICES, INC.,
HP&T PRODUCTS, INC.,
FEDERAL INTERNATIONAL (2000) LTD,
GEORGE ANDERSON,
VIJAY CHATUFALE
AND
JOE GRUBA

Dated as of October 29, 2007

i

Section	Page

10.8 Severability	55
10.9 Binding Effect; Assignment	55
10.10 Non-Recourse	56
10.11 Counterparts	56
10.12 [Appointment of Agent	56

Schedules

Schedule 3.3	Estimated Closing Date Balance Sheet and Estimated Closing Net Working Capital
Schedule 3.4	Lenders Wire Transfer Instructions
Schedule 3.5	Purchase Price Allocation
Schedule 5.5	Excluded Subsidiary
Schedule 5.9	Liabilities
Schedule 5.10	Absence of Certain Developments
Schedule 5.11	Taxes
Schedule 5.12	Real Property
Schedule 5.13	Personal Property Leases
Schedule 5.14(a)	Intellectual Property
Schedule 5.14(b)	Intellectual Property Impairments
Schedule 5.14(d)	Licenses
Schedule 5.14(e)	Intellectual Property Contracts
Schedule 5.15	Assets Necessary for Normal Operations
Schedule 5.16	Material Contracts
Schedule 5.17(a)	Employee Benefit Plans
Schedule 5.17(g)	Present Value of Employee Benefit Plans
Schedule 5.18(a)	Collective Bargaining Agreements
Schedule 5.18(b)	Labor Organizations
Schedule 5.19	Litigation
Schedule 5.20	Permits
Schedule 5.21	Environmental Matters
Schedule 5.22	Insurance
Schedule 5.24	Aged Accounts Receivable
Schedule 5.25	Related Party Transactions
Schedule 5.26	Customers and Suppliers
Schedule 5.27	Warranties
Schedule 5.28	Banks
Schedule 5.32	Financial Advisors
Schedule 6.4	No Conflicts
Schedule 8.1(g)	Employment Agreements

Exhibits

Exhibit A – Asset Purchase Agreement
Exhibit B — Guarantee

Exhibits

Exhibit C – Opinion of the Sellers Counsel

STOCK PURCHASE AGREEMENT
          STOCK PURCHASE AGREEMENT, dated as of October 29, 2007 (the “Agreement”), by and among T-3 Energy Services, Inc., a corporation existing under the laws of the State of Delaware (“Purchaser”), HP&T Products, Inc., a corporation existing under the laws of the State of Texas (the “Company”), Federal International (2000) Ltd (“FI”), a corporation existing under the laws of the country of Singapore, George Anderson, Vijay Chatufale and Joe Gruba (individually, a “Seller” and collectively, the “Sellers”). The Sellers, together with the Company, are sometimes referred to individually as a “Seller Party” and collectively as the “Seller Parties.”
W I T N E S S E T H:
          WHEREAS, the Sellers collectively own 800,000 shares of the common stock, $1.00 par value per share (the “Shares”), of the Company, which constitute all of the issued and outstanding shares of capital stock of the Company;
          WHEREAS, the Sellers desire to sell to Purchaser, and Purchaser desires to purchase from the Sellers, the Shares, for the purchase price and upon the terms and conditions hereinafter set forth;
          WHEREAS, certain terms used in this Agreement are defined in Section 1.1;
          NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:
ARTICLE I
DEFINITIONS
          1.1 Certain Definitions.
          (a) For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:
          “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise. With respect to any natural person, the term “Affiliate” shall additionally mean (1) the spouse or children (including those by adoption) and siblings of such Person; and any trust whose primary beneficiary is such Person, such Person’s spouse, such Person’s siblings and/or one or more of such Person’s lineal descendants, (2) the legal representative or guardian of such Person or of any such immediate family member in the event such Person or any such immediate family member becomes mentally incompetent and (3) any Person controlled by or under the common control with any one or more of such Person and the Persons described in clauses (1) or (2) preceding.

          “Affiliated Group” means any affiliated group within the meaning of Section 1504 of the Code or any comparable or analogous group under state, local or foreign Law.
          “Business Day” means any day of the year on which national banking institutions in Texas are open to the public for conducting business and are not required or authorized to close.
          “Code” means the Internal Revenue Code of 1986, as amended.
          “Computer Systems” means all servers, computer hardware, networks, Software, databases, telecommunications systems, interfaces and related systems.
          “Contract” means any contract, agreement, indenture, note, bond, loan, instrument, lease, commitment or other arrangement or agreement, whether written or oral.
          “Copyrights” mean all copyrights and works of authorship in any media (including computer programs, software, databases and compilations, files, applications, Internet site content, and documentation and related items), whether or not registered, copyright registrations, and copyright applications.
          “Environmental Costs and Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, Remedial Actions, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, supplemental environmental projects in lieu of any fines, penalties or sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, order or agreement with any Governmental Body or other Person, human health or safety (to the extent relating to exposure to Hazardous Materials), violation of Environmental Law or a Release or threatened Release of Hazardous Materials.
          “Environmental Law” means any foreign, federal, state or local statute, law, rule, regulation, ordinance, Order, rule of common law or other legal requirement, as now or hereafter in effect, in any way relating to: (i) pollution or protection of human health or safety (to the extent protection of human health or safety relate to exposure to Hazardous Materials), natural resources or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata); (ii) Releases or threatened Releases of Hazardous Materials; or (iii) otherwise relating to the generation, manufacture, processing, distribution, use, treatment, storage, handling, transport or disposal or arrangement for transport or disposal of Hazardous Materials. To the extent any businesses, operations, assets or real properties are subject to the Environmental Laws of the United States, Environmental Laws include the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. §1801 et seq.), the Resource

Conservation and Recovery Act (42 U.S.C. §6901 et seq.), the Clean Water Act (33 U.S.C. §1251 et seq.), the Clean Air Act (42 U.S.C. §7401 et seq.) the Toxic Substances Control Act (15 U.S.C. §2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. §136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. §651 et seq.), as each has been or may be amended and the regulations promulgated pursuant thereto.
          “Environmental Permit” means any Permit required by Environmental Laws for the operation of the Company.
          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
          “Exchange Act” means the Securities Exchange Act of 1934, as amended.
          “GAAP” means generally accepted accounting principles in the United States as of the date hereof.
          “Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).
          “Hazardous Material” means any substance that, by its nature or its use, is regulated or as to which liability might arise under any Environmental Law including any: (a) chemical, product, material, substance or waste defined as or included in the definition of “hazardous substance,” “hazardous material,” “hazardous waste,” “restricted hazardous waste,” “extremely hazardous waste,” “solid waste,” “toxic waste,” “extremely hazardous substance,” “toxic substance,” “toxic pollutant,” “contaminant,” “pollutant,” or words of similar meaning or import found in any Environmental Law; (b) petroleum hydrocarbons, petroleum products, petroleum substances, natural gas, crude oil, or any components, fractions, or derivatives thereof; and (c) asbestos containing materials, polychlorinated biphenyls, radioactive materials, urea formaldehyde foam insulation, or radon gas.
          “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder.
          “Indebtedness” of any Person means, without duplication, (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the Ordinary Course of Business); (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (v) the liquidation value of all redeemable preferred stock of such Person; (vi) all obligations of the type referred to in clauses (i) through (v) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (vii) all obligations of the type referred to in clauses (i) through (vi) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).
          “Intellectual Property” means all intellectual property rights used by the Company and its Subsidiaries arising from or in respect of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (i) all Patents, (ii) all Marks, (iii) all Copyrights, (iv) all Trade Secrets and (v) all Software and Technology of the Company and its Subsidiaries.
          “Intellectual Property Licenses” means (i) any grant to a third Person of any license or right to make, use, sell, offer for sale, make copies or prepare derivatives works under the Intellectual Property of the Company or any of its Subsidiaries and (ii) any grant to the Company or any of its Subsidiaries of a license or right to make, use, sell, offer for sale, make copies or prepare derivatives works under the Intellectual Property of a third Person.
          “IRS” means the Internal Revenue Service.
          “Knowledge” or any word of similar import means, with respect to (i) FI, the actual knowledge after due inquiry of Koh Kian Kiong, Koh Maggie and Chng Geok, (ii) the Company, the actual knowledge after due inquiry of Koh Kian Kiong, Koh Maggie, Chng Geok, George Anderson , Vijay Chatufale, David Tait and Joe Gruba and (iii) any other Person, the knowledge after due inquiry of the officers and directors or comparable representatives of such Person or, in the case of an individual, of such individual.
          “Law” means any foreign, federal, state or local law (including common law), statute, code, ordinance, rule, regulation or other requirement existing as of the date hereof.
          “Legal Proceeding” means any judicial, administrative or arbitral actions, suits, proceedings (public or private) or claims or proceedings by or before a Governmental Body.
          “Liability” means any debt, loss, damage, adverse claim, liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto.
          “Lien” means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, encumbrance or any other similar restriction or limitation.
          “Marks” mean all trademarks, trademark applications, trademark registrations, trade names, fictitious business names (d/b/a’s), service marks, service mark applications, service mark registrations, URL’s, domain names, trade dress, and logos.
          “Material Adverse Effect” means (i) a material adverse effect on the business, assets, properties, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (ii) a material adverse effect on the ability of the Company or the Sellers to consummate the transactions contemplated by this Agreement or perform their obligations under this Agreement, the Company Documents or the Seller Documents, other than with respect to clause (i) an effect resulting from (A) an adverse change in general economic or financial market conditions and conditions affecting the industry generally, except in the event, and only to the extent, that such change in conditions has had a disproportionate effect on the Company or its Subsidiaries as compared to other Persons in the business of designing, manufacturing, repairing and servicing products used in (1) the drilling and completion of new oil and gas wells, (2) the workover of existing wells and (3) the production and transportation of oil and gas used in both onshore and offshore surface and subsurface applications throughout the world, (B) except with respect to the representations and warranties contained in Section 5.3, the transactions contemplated by this Agreement (including the announcement thereof); (C) national or international political or social conditions, including the outbreak or escalation of hostilities involving the United States, whether or not pursuant to the declaration of a national emergency or war or the occurrence of any military or terrorist attack upon the United States or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States (except, with respect to this clause (C), in the event, and only to the extent, of any damage or destruction to or loss of the Company’s or its Subsidiaries’ physical properties); or (D) changes in any Law.
          “Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.
          “Ordinary Course of Business” means the ordinary and usual course of day-to-day operations of the business through the date hereof consistent with past practice.
          “Patents” mean all patents, patent applications, statutory invention registrations, including reissues, divisions, continuations, continuations in part, and reexaminations.
          “Percentage Interest” means (a) with respect to Federal International (2000) Ltd., 60%, (b) with respect to George Anderson, 17.5%, (c) with respect to Vijay Chatufale, 17.5% and (d) with respect to Joe Gruba, 5%.
          “Permits” means any approvals, authorizations, registrations, exemptions, consents, licenses, permits, certificates or other approvals granted or issued by a Governmental Body.
          “Permitted Exceptions” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been delivered to Purchaser; (ii) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, provided an appropriate reserve is established therefor; (iii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business that do not materially interfere with the use and enjoyment of the Company Property so encumbered and that are not resulting from a breach, default or violation by the Company or any of its Subsidiaries of any Contract or Law; (iv) zoning, entitlement and other land use and environmental regulations by any Governmental Body, provided, that such regulations have not been violated in any material respect; (v) Liens that will be removed with or prior to the Closing;

and (vi) such other imperfections in title, charges, easements, restrictions and encumbrances which do not materially detract from the value of or materially interfere with the present use of any Company Property subject thereto or affected thereby.
          “Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.
          “Purchaser Indemnified Taxes” means any and all Taxes together with any costs, expenses or damages (including court and administrative costs and reasonable legal fees and expenses incurred in investigating and preparing for any audit, examination, litigation or other judicial or administrative proceeding) arising out of, in connection with or incident to the determination, assessment or collection of such Taxes (a) imposed on the Company or any Subsidiary, or for which it or they may otherwise be liable, with respect to (i) any Taxable period ending on or prior to the Closing Date or (ii) the portion of any Straddle Period (determined in accordance with Section 7.6(b)) ending on the Closing Date, (b) arising out of, in connection with, or related to, a breach of any representation or warranty set forth in Section 5.11 (without giving effect to any materiality or knowledge qualifiers that may be contained therein and without regard to any scheduled items) or covenants set forth in Section 7.6(c) that are the employer’s matching contribution for Social Security, Medicare, and unemployment Taxes payable by the Company or any Subsidiary thereof in respect of any payments made pursuant to Article III as of the Closing Date, (c) of any member of an affiliated, consolidated, combined or unitary group of which the Company or any Subsidiary (or any predecessor thereof) is or was a member on or prior to the Closing Date by reason of Treasury Regulation Section 1.1502-6(a) or any analogous or similar state or local law or (d) of any other Person for which the Company or any Subsidiary is or has been liable as a transferee or successor, by contract or otherwise; provided, however, that any such Taxes shall not be Purchaser Indemnified Taxes to the extent such Tax was included as a liability in the determination of Closing Net Working Capital as finally determined pursuant to Section 3.3(b).
          “Release” means any release, spill, emission, leaking, pumping, migrating, injecting, deposit, disposal, discharge, dispersal, or leaching in the indoor or outdoor environment.
          “Remedial Action” means all actions to (i) clean up, abate, cure, correct, remove, treat or in any other way address any Hazardous Material; (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care; or (iv) to correct a condition of noncompliance with Environmental Laws.
          “Scheduled Indebtedness” means the aggregate amount of Indebtedness of the Company and its Subsidiaries as of the Closing Date hereof plus any prepayment penalties required in connection with the repayment of such Indebtedness on the Closing Date, which Indebtedness and prepayment penalties have been identified on Schedule 3.4 hereto.
          “Securities Act” means the Securities Act of 1933, as amended.

          “Sellers Indemnified Taxes” means any and all Taxes, together with any costs, expenses or damages (including court and administrative costs and reasonable legal fees and expenses incurred in investigating and preparing for any audit, examination, litigation or other judicial or administrative proceeding) arising out of, in connection with or incident to the determination, assessment or collection of such Taxes, (a) imposed on the Company or any Subsidiary, or for which it or they may otherwise be liable, with respect to (i) any taxable period beginning and ending after the Closing Date, or (ii) the portion of any Straddle Period (determined in accordance with Section 7.6(c)) beginning and ending after the Closing Date, or (b) arising out of, in connection with a breach by Purchaser of any covenant set forth in Section 7.6.
          “Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (iv) all documentation including user manuals and other training documentation related to any of the foregoing.
          “Straddle Period” means any Tax period that begins on or before the Closing Date and ends after the Closing Date.
          “Subsidiary” means any Person (i) of which a majority of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by the Company, (ii) that is a limited partnership of which the Company, directly or indirectly, owns a majority of the outstanding voting securities or other voting equity interests of the general partner of such Person and (iii) that is a limited liability company and the Company is the manager or managing member of such Person. For purposes of this Agreement, the Excluded Subsidiary shall be deemed to be a Subsidiary.
          “Tax Accrual” means the aggregate amount of the accruals, reserves and provisions for Taxes reflected in the computation of the Closing Net Working Capital that has become final and binding pursuant to Section 3.3(b).
          “Tax Return” means any return, report or statement required to be filed with respect to any Tax (including any attachments thereto, and any amendment thereof) including, but not limited to, any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes the Company, any of its Subsidiaries, or any of their Affiliates.
          “Taxes” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including, without limitation, any unclaimed property or escheat obligations, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i), and (iii) any transferee liability in respect of any items described in clauses (i) and/or (ii) payable by reason of contract, assumption, transferee liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under Law) or otherwise.
          “Taxing Authority” means the IRS and any other Governmental Body responsible for the administration of any Tax.
          “Technology” means, collectively, all documents, books, and records embodying the Intellectual Property and any other information used in the business of the Company and the Subsidiaries, including copies of all manufacturing drawings, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, bill of materials, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, ideas, creations, improvements, customer lists, business plans, marketing studies, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology, that are used in, incorporated in, embodied in, displayed by or related to, or are used by the Company or any Subsidiary.
          “Trade Secrets” mean all trade secrets and confidential information, including but not limited to, all confidential drawings, designs, manufacturing processes, source code, know-how, technology, formulae, customer lists, inventions, and marketing information.
          “WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.
          (b) Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section

AAA	3.3(b)
Agreement	Recitals
Arbitrator	3.3(b)(ii)
Balance Sheet	5.8(a)
Balance Sheet Date	5.8(a)
Basket	9.4(a)
Cap	9.4(b)
Closing	4.1
Closing Balance Sheet	3.3(a)
Closing Date	4.1
Closing Net Working Capital	3.3

Term	Section

Closing Net Working Capital Statement	3.3(a)
COBRA	5.17(l)
Common Stock	5.4(a)
Company	Recitals
Company Documents	5.2(a)
Company Marks	7.4
Company Plans	5.17(a)
Company Properties	5.12(a)
Company Property	5.12(a)
Confidential Information	7.6(c)
Cure Period	7.1(f)
Current Assets	3.3
Current Liabilities	3.3
Employees	5.17(a)
ERISA Affiliate	5.17(a)
Estimated Closing Balance Sheet	3.3
Estimated Closing Net Working Capital	3.3
Excluded Subsidiary	2.1(a)
Expenses	9.2(a)(iv)
FCPA	5.30
Financial Statements	5.8(a)
ICDR	10.3(b)
Indemnification Claim	9.3(a)
Losses	9.2(a)(i)
Material Contracts	5.16(a)
Multiemployer Plan	5.17(d)
OFAC	5.29
Owned Properties	5.12(a)
Owned Property	5.12(a)
Personal Property Leases	5.13(b)
Proposed Purchase Price Allocation	3.5
Protest Letter	3.3(b)
Purchase Price	3.1
Purchase Price Allocation	3.5
Purchaser	Recitals
Purchaser Documents	6.2
Purchaser Indemnified Parties	9.2(a)
Purchaser Undisputed Amount	3.3(a)
Real Property Lease	5.12(a)
Restricted Business	7.6(a)
Seller Documents	5.2(b)
Seller Indemnified Parties	9.2(b)
Sellers	Recitals
Sellers Representative	10.12

Term	Section

Sellers Undisputed Amount	3.3(b)
Shares	Recitals
Survival Period	9.1
Title IV Plans	5.17(c)
          (c) Other Definitional and Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:
          Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.
          Days. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.
          Dollars. Any reference in this Agreement to $ shall mean U.S. dollars.
          Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement. The listing (or inclusion of a copy) of a document or other item under one Schedule to a representation or warranty made herein shall be deemed adequate to disclose an exception to a separate representation or warranty made herein only if such listing has sufficient detail that it is reasonably clear that such document or other item applies to such other representation or warranty made herein. Inclusion of information in a Schedule shall not be construed as an admission that such information is material to the business, properties, financial condition or results of operations of the Company or its Subsidiaries. Matters reflected in the Schedules are not necessarily limited to matters required by this Agreement to be reflected therein and the inclusion of such matters shall not be deemed an admission that such matters were required to be reflected on the Schedules. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature.
          Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.
          Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified, all references to Exhibits refer to exhibits to this

Agreement, and all references to Schedules refer to schedules to this Agreement, which Exhibits and Schedules are attached hereto and made a part hereof for all purposes.
          Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.
          Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.
          Shall and Will. The words “shall” and “will” have equal force and effect.
          (d) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
ARTICLE II
REORGANIZATION; SALE AND PURCHASE OF SHARES
          2.1 Reorganization; Sale and Purchase of Shares. Upon the terms and subject to the conditions contained herein, on the Closing Date, the following transactions shall occur in the following order:
          (a) the Company shall (i) convey to the Sellers, as a dividend, 1,995 common shares of HP&T Engineering Private Limited, an Indian private limited company (the “Excluded Subsidiary”) and (ii) shall cause the directors of the Excluded Subsidiary to convey to the Sellers 5 common shares of the Excluded Subsidiary; and
          (b) the Sellers shall sell, transfer, convey and deliver to Purchaser, and Purchaser shall purchase from Sellers, the Shares.
ARTICLE III
CONSIDERATION
          3.1 Consideration. The aggregate consideration for the Shares shall be an amount in cash equal to $25,600,000 less the Scheduled Indebtedness (the “Purchase Price”), subject to adjustment as provided in Section 3.3.
          3.2 Payment of the Purchase Price. On the Closing Date, Purchaser shall deliver to the Sellers the Purchase Price by wire transfer of immediately available funds into accounts designated by the Sellers.
          3.3 Post-Closing Date Purchase Price Adjustment. The parties hereto acknowledge that the Purchase Price has been based in part on the Company having an estimated net working capital at Closing of $823,346 (the “Estimated Closing Net Working

Capital”). The Sellers represent that the estimated consolidated balance sheet of the Company as of the open of business on the Closing Date (the “Estimated Closing Balance Sheet”) and the statement of the Estimated Closing Net Working Capital, derived from the Estimated Closing Balance Sheet, in each case prepared by the Company and delivered to Purchaser, which are attached hereto in Schedule 3.3, were prepared by the Company in accordance with GAAP as if such Estimated Closing Balance Sheet were being prepared and audited as of a fiscal year end (except for the absence of notes and other textual disclosure required by GAAP). Following the Closing, the Purchase Price shall be adjusted as provided herein to reflect the difference between Closing Net Working Capital and the Estimated Closing Net Working Capital. “Closing Net Working Capital” means (i) the consolidated Current Assets of the Company, less (ii) the consolidated Current Liabilities of the Company and its Subsidiaries, determined as of the open of business on the Closing Date. “Current Assets” means accounts receivable other than trade accounts receivable aged beyond 120 days as of the Closing Date, inventory (other than inventory items that have not been sold for a period greater than 365 days from the Closing Date), deposits and prepaid expenses, but excluding Tax assets and receivables from any of the Company’s Affiliates, directors, employees, officers or stockholders and any of their Affiliates, determined in accordance with GAAP. “Current Liabilities” means accounts payable (including bank overdrafts and outstanding check amounts), accrued Tax liabilities (other than (x) deferred Tax liabilities or (y) any Taxes for which the Company is or may be liable as a result of the distribution of the Excluded Subsidiary as contemplated by Section 2.1(a) but only, in the case of clause (y), to the extent such Tax liability is less than or equal to $200,000), other current liabilities (including but not limited to, deferred revenue) and accrued liabilities and Indebtedness, but excluding the Scheduled Indebtedness and related interest, determined in accordance with GAAP.
          (a) Within sixty (60) days following the Closing Date, Purchaser shall deliver to the Sellers Representative a consolidated balance sheet of the Company as of the open of business on the Closing Date (the “Closing Balance Sheet”), a statement of Closing Net Working Capital derived from the Closing Balance Sheet (the “Closing Net Working Capital Statement”) and accounts receivable and accounts payable aging reports as of the date such reports are delivered to the Sellers Representative. The Closing Balance Sheet and the Closing Net Working Capital Statement shall be prepared in accordance with GAAP (except for the absence of notes and other textual disclosures required by GAAP). If pursuant to its calculation of the Closing Net Working Capital Purchaser determines that it owes any amount (a “Purchaser Undisputed Amount”) to the Sellers, Purchaser shall within ten (10) days of the delivery of the Closing Balance Sheet and the Closing Net Working Capital Statement pay such Purchaser Undisputed Amount by wire transfer of immediately available funds to the account(s) designated in writing by the Sellers. Purchaser shall provide the Sellers Representative and its designees reasonable access to all materials, records and personnel of the Company necessary for the Sellers to verify the amount of the Closing Net Working Capital.
          (b) Dispute Procedures; Arbitration. The Closing Balance Sheet and the Closing Net Working Capital Statement (and the computation of Closing Net Working Capital indicated thereon) delivered by Purchaser to the Sellers Representative shall be conclusive and binding upon the parties unless the Sellers collectively, within ten (10) days after delivery to the Sellers Representative of the Closing Balance Sheet and the Closing Net Working Capital Statement, notify Purchaser in writing (the “Protest Letter”) that the Sellers dispute any of the amounts set forth therein, specifying the nature of the dispute and the basis therefor. If the only matter in dispute is the amount owed by the Sellers to Purchaser in respect of the final adjustment, the Sellers shall pay the undisputed amount (a “Sellers Undisputed Amount”), if any, to Purchaser contemporaneously with delivery of the Protest Letter by wire transfer of immediately available funds to the account designated in writing by Purchaser. In the event a party that is obligated to make a payment pursuant to Sections 3.3(a), 3.3(b) or 3.3(c) or (ii) fails to make such payment in full on or before the date on which such payment is due, the unpaid amount shall bear interest at the rate specified in Section 3.3(d). The parties shall in good faith attempt to resolve any dispute, in which event the Closing Balance Sheet and the Closing Net Working Capital Statement (and the computation of Closing Net Working Capital indicated thereon), as amended to the extent necessary to reflect the resolution of the dispute, shall be conclusive and binding on the parties. If the parties do not reach agreement resolving the dispute within twenty (20) days after notice is given by the Sellers to Purchaser pursuant to the second preceding sentence, the parties shall submit the dispute to binding arbitration before a single arbitrator who shall be a mutually satisfactory partner in a United States office of one of the big four accounting firms that has no then-existing relationship with Purchaser or any Seller or, if no partner at any such firm will act, to a partner in a United States office of such other nationally recognized independent accounting firm which is mutually agreeable to the parties (the “Arbitrator”) for resolution. If the parties cannot agree on the selection of a partner at an independent accounting firm to act as Arbitrator, either party may request the American Arbitration Association (the “AAA”) to appoint such a partner, and such appointment shall be conclusive and binding on the parties. Promptly, but no later than thirty (30) days after acceptance of his or her appointment as Arbitrator, the Arbitrator shall determine (it being understood that in making such determination, the Arbitrator shall be functioning as an expert and not as an arbitrator), based solely on written submissions by Purchaser and the Sellers Representative, and not by independent review, only those issues in dispute and shall render a written award as to the resolution of the dispute and the resulting computation of the Closing Net Working Capital which shall be conclusive and binding on the parties. Any such award shall be final and binding on the parties and may be confirmed in, and judgment upon the award entered by, any court having jurisdiction over the parties. All proceedings conducted by the Arbitrator shall take place in London, England and in the English language. In resolving any disputed item, the Arbitrator (x) shall be bound by the provisions of this Section 3.3 and (y) may not assign a value to any item greater than the greatest value for such items claimed by either party or less than the smallest value for such items claimed by either party. The fees, costs and expenses of the Arbitrator (1) shall be borne by Purchaser in the proportion that the aggregate dollar amount of such items so submitted that are successfully disputed by the Sellers (as finally determined by the Arbitrator) bears to the aggregate dollar amount of such items so submitted and (2) shall be borne by the Sellers, jointly and severally, in the proportion that the aggregate dollar amount of such disputed items so submitted that are unsuccessfully disputed by the Sellers (as finally determined by the Arbitrator) bears to the aggregate dollar amount of such items so submitted.
          (c) Payment. Upon final determination of Closing Net Working Capital as provided in this Section 3.3, (A) if Closing Net Working Capital is greater than the Estimated Closing Net Working Capital, the Purchase Price shall be increased by the excess of Closing Net Working Capital over the Estimated Closing Net Working Capital and Purchaser shall promptly, but no later than five (5) Business Days after such final determination, pay the amount of such difference (as reduced by any Purchaser Undisputed Amount paid prior to such date), together with interest thereon from the Closing Date to the date of payment thereof to the Closing, and (B) if Closing Net Working Capital is less than the Estimated Closing Net Working Capital, the Purchase Price shall be decreased by the excess of the Estimated Closing Net Working Capital over Closing Net Working Capital and each of the Sellers shall promptly, but no later than five (5) Business Days after such final determination, pay to Purchaser the amount of such difference (as reduced by any Sellers Undisputed Amount paid prior to such date), together with interest thereon from the Closing Date to the date of payment thereof as determined below, multiplied by such Seller’s Percentage Interest.
          (d) Interest. For the purposes of this Section 3.3, interest will be payable at the “prime” rate, as announced by The Wall Street Journal, Eastern Edition, from time to time to be in effect, calculated based on a 365-day year and the actual number of days elapsed.
          3.4 Payment of Scheduled Indebtedness. At the Closing, Purchaser will pay the Scheduled Indebtedness to the applicable lenders by wire transfer in accordance with the instructions set forth on Schedule 3.4 hereto.
          3.5 Allocation of Purchase Price. Purchaser and the Sellers will cooperate in good faith to determine the appropriate allocation of the Purchase Price (the “Purchase Price Allocation”) in accordance with the provisions of this Section 3.5; provided, however, that the manner of allocating the Purchase Price to the Shares and the covenant not to compete (see Section 7.1) is subject to the requirements of Schedule 3.5. Purchaser and the Sellers shall use the Purchase Price Allocation as the basis for reporting asset values and other items for purposes of all Tax Returns. Purchaser and the Sellers agree to treat and report (and, if necessary, to cause each of their Affiliates to treat and report) the transactions provided for in this Agreement in a manner consistent with the Purchase Price Allocation; provided, however, that Purchaser and the Sellers hereby agree that such allocation will in no way be viewed or asserted by any party as indicative of the Losses that would be suffered by Purchaser if a Seller were to breach the provisions of Section 7.1. In order to facilitate the determination of the Purchase Price Allocation, within 15 days after the final determination of the Closing Date Balance Sheet in accordance with Section 3.3(a), Purchaser will deliver to the Sellers Representative, on behalf of Sellers, a written proposal that sets forth an appropriate allocation of the Purchase Price (the “Proposed Purchase Price Allocation”). The Sellers shall have the right for 30 days following receipt of the Proposed Purchase Price Allocation to object to the allocations described therein. Any objection made by the Sellers shall be accompanied by materials showing in reasonable detail the Sellers’ support for their position. The Sellers shall be deemed to have waived any rights to object under this Agreement, unless the Sellers furnish their written objections, together with supporting materials, to Purchaser within such 30-day period. Purchaser and the Sellers shall meet to resolve any differences in their respective positions with respect to the Purchase Price Allocation. If the parties are unable to agree upon a Purchase Price Allocation, Purchaser or Agent may submit the matter to be resolved through an abitration procedure conducted in accordance with Section 10.3. If there is no timely objection as provided above, the Proposed Purchase Price Allocation as determined by Purchaser shall be binding and constitute the Purchase Price Allocation for purposes of this Agreement. If there is a timely objection as provided above, the Purchase Price Allocation as revised, if applicable, by the agreement of Purchaser and Agent or through arbitration as provided in Section 10.3, shall be binding and final for purposes of this Agreement.

ARTICLE IV
CLOSING
          4.1 Closing Date. The closing of the transactions contemplated hereby, including the sale and purchase of the Shares provided for in Section 2.1 hereof (the “Closing”) shall take place at the offices of Vinson & Elkins L.L.P. located at 2500 First City Tower, 1001 Fannin, Houston, Texas 77002 (or at such other place as the parties may designate in writing) at 9:00 a.m. (Houston time) on October 30, 2007 (the “Closing Date”).
          4.2 Deliveries at Closing. At the Closing Sellers will deliver or cause to be delivered to Purchaser, and Purchaser will deliver or cause to be delivered to the Sellers, the various certificates, instruments and documents required to be delivered pursuant to Article VIII.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
AND THE SELLERS
          The Company and the Sellers have delivered to Purchaser the Schedules to this Agreement referred to in this Article V. The Company and the Sellers hereby represent and warrant to Purchaser, except as set forth in the Schedules, that:
          5.1 Organization and Good Standing.
          (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. The Company is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing is not, individually or in the aggregate, reasonably expected to have a Material Adverse Effect.
          5.2 Authorization of Agreement.
          (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by the Company in connection with the consummation of the transactions contemplated by this Agreement (together with this Agreement, the “Company Documents”), and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each of the Company Documents, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all required action on the part of the Company. This Agreement and each of the Company Documents has been duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement and each of the Company Documents constitutes the legal, valid and binding obligation of the

Company, enforceable against the Company in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).
          (b) Each Seller has all requisite power (corporate or other), authority and legal capacity to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by such Seller in connection with the consummation of the transactions contemplated by this Agreement (together with this Agreement, the “Seller Documents”), and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each of the Seller Documents, the performance of their respective obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all required action on the part of the Sellers. This Agreement and each of the Seller Documents has been duly and validly executed and delivered by each Seller and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement and each of the Seller Documents constitutes the legal, valid and binding obligation of each Seller, enforceable against each Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).
          5.3 Conflicts; Consents of Third Parties.
          (a) None of the execution and delivery by the Company or any Seller of this Agreement, the Company Documents or the Seller Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by the Company or any Seller with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or give rise to any obligation of the Company or any of its Subsidiaries to make any payment under, or to the increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Liens upon any of the properties or assets of Company or any of its Subsidiaries under, any provision of (i) the certificate of incorporation and bylaws or comparable organizational documents of the Company or any of its Subsidiaries; (ii) any Contract, or Permit to which the Company or any of its Subsidiaries is a party or by which any of the properties or assets of the Company or any of its Subsidiaries are bound; (iii) any Order of any Governmental Body applicable to the Company or any of its Subsidiaries or any of the properties or assets of the Company or any of its Subsidiaries; or (iv) any applicable Law, except in the case of clauses (ii), (iii) and (iv), as is not, individually or in the aggregate, reasonably expected to have a Material Adverse Effect.
          (b) None of the execution and delivery by the Company or any Seller of this Agreement, the Company Documents or the Seller Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by the Company or any Seller with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (i) the certificate of incorporation and bylaws, if applicable, of any Seller or any Affiliate of any Seller (other than the Company and its Subsidiaries); (ii) any Contract, or Permit to which any Seller or any of its Affiliates (other than the Company and its Subsidiaries) is a party or by which any of the properties or assets of any Seller or any of its Affiliates (other than the Company and its Subsidiaries) are bound; (iii) any Order of any Governmental Body applicable to any Seller or any of its Affiliates (other than the Company and its Subsidiaries) or by which any of the properties or assets of any Seller or any of its Affiliates (other than the Company and its Subsidiaries) are bound; or (iv) any applicable Law, except, in the case of clauses (ii), (iii) and (iv), as is not, individually or in the aggregate, reasonably expected to materially and adversely affect the ability of any Seller to consummate the transactions contemplated by this Agreement.
          (c) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Company, any of its Subsidiaries or any Seller in connection with (i) the execution and delivery of this Agreement, the Company Documents or the Seller Documents, the compliance by the Company or each Seller with any of the provisions hereof, or the consummation of the transactions contemplated hereby, or (ii) the continuing validity and effectiveness immediately following the Closing of any Permit or Contract of the Company or any of its Subsidiaries, except for compliance with the applicable requirements of the HSR Act.
          5.4 Capitalization.
          (a) The authorized capital stock of the Company consists of 1,000,000 shares of common stock, $1.00 par value per share (the “Common Stock”). There are 800,000 shares of Common Stock issued and outstanding and no shares of Common Stock are held by the Company as treasury stock. All of the issued and outstanding shares of Common Stock were duly authorized for issuance and are validly issued, fully paid and non-assessable.
          (b) There is no existing option, warrant, call, right or Contract of any character to which any Seller or the Company is a party requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other equity securities of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of the Company. None of the Sellers nor the Company is a party to any voting trust or other Contract (other than this Agreement) with respect to the voting, redemption, sale, transfer or other disposition of the capital stock of the Company.
          5.5 Subsidiaries.
          (a) The Company does not have any Subsidiaries other than the Excluded Subsidiary, or own any interests or securities, exerciseable or exchangeable into any interest in any Person as of the date hereof.

          (b) Schedule 5.5 contains a true and complete list of all assets, whether tangible or intangible, of the Excluded Subsidiary and its Subsidiaries.
          5.6 Corporate Records.
          (a) The Company has delivered to Purchaser true, correct and complete copies of the certificates of incorporation (each certified by the Secretary of State or other appropriate official of the applicable jurisdiction of organization) and bylaws (each certified by the secretary, assistant secretary or other appropriate officer) or comparable organizational documents of the Company and each of its Subsidiaries.
          (b) The minute books of the Company and each Subsidiary previously delivered to Purchaser contain true, correct and complete records of all meetings and accurately reflect all material corporate actions of the stockholders and board of directors (including committees thereof) of the Company and its Subsidiaries. The stock certificate books and stock transfer ledgers of the Company and its Subsidiaries previously made available to Purchaser are true, correct and complete. All stock transfer taxes, if any, levied or payable with respect to all transfers of shares of the Company and its Subsidiaries prior to the date hereof have been paid and appropriate transfer tax stamps affixed to the extent required by applicable Law.
          5.7 Ownership and Transfer of Shares. The Sellers are the record and beneficial owners of the Shares, free and clear of any and all Liens (other than restrictions on transfer under state and federal securities Laws). The Sellers have the power (corporate or other) and authority to sell, transfer, assign and deliver such Shares as provided in this Agreement, and such delivery will convey to Purchaser good and valid title to such Shares, free and clear of any and all Liens (other than restrictions on transfer under state and federal securities Laws).
          5.8 Financial Statements.
          (a) The Sellers have delivered to Purchaser copies of (i) the unaudited consolidated balance sheets of the Company and its Subsidiaries as at December 31, 2004, 2005 and 2006 and the related consolidated statements of income and of cash flows of the Company and its Subsidiaries for the years then ended and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as at June 30, 2007 and the related consolidated statements of income and cash flows of the Company and its Subsidiaries for the six-month period then ended and for the six-month period ended June 30, 2006 (such unaudited statements, including the related notes and schedules thereto, are referred to herein as the “Financial Statements”). Each of the Financial Statements is complete and correct in all material respects, has been prepared in accordance with GAAP consistently applied by the Company without modification of the accounting principles used in the preparation thereof throughout the periods presented and presents fairly in all material respects the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries as at the dates and for the periods indicated therein.

          For the purposes hereof, the unaudited consolidated balance sheet of the Company and its Subsidiaries as at June 30, 2007 is referred to as the “Balance Sheet” and June 30, 2007 is referred to as the “Balance Sheet Date.”
          (b) The Company and its Subsidiaries make and keep books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of their respective assets. The Company and its Subsidiaries maintain systems of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP (except, with respect to interim financial statements, as are subject to normal year end adjustments and the absence of footnotes and other textual disclosure required by GAAP) and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the reported amount of assets reflected in the Company’s and its Subsidiaries’ books, records and accounts is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.
          (c) To the Knowledge of the Company and the Sellers, (i) there are no material weaknesses or significant deficiencies in the design or operation of internal controls which could reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial data and (ii) there is not any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.
          5.9 No Undisclosed Liabilities. Neither the Company nor any Subsidiary has any Indebtedness, obligations or Liabilities of any kind other than those (i) fully reflected in, reserved against or otherwise described in the Financial Statements or the notes thereto or (ii) immaterial to the Company or any Subsidiary and incurred in the Ordinary Course of Business since the Balance Sheet Date.
          5.10 Absence of Certain Developments. Except as expressly contemplated by this Agreement or as set forth on Schedule 5.10, since the Balance Sheet Date (i) the Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business in all material respects and (ii) there has not been any event, change, occurrence or circumstance that has had or could reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, since the Balance Sheet Date:
     (i) there has not been any damage, destruction or loss, whether or not covered by insurance, with respect to the property and assets of the Company or any Subsidiary having a replacement cost of more than $50,000 for any single loss or $100,000 for all such losses;
     (ii) there has not been any declaration, setting aside or payment of any dividend or other distribution in respect of any shares of capital stock of the Company or any repurchase, redemption or other acquisition by the Company or any Subsidiary of any outstanding shares of capital stock or other securities of, or other ownership interest in, the Company or any Subsidiary;

     (iii) neither the Company nor any Subsidiary has (A) awarded or paid any bonuses to employees of the Company or any Subsidiary with respect to the fiscal year ended December 31, 2006, except to the extent awarded and accrued on the Balance Sheet or entered into any employment, deferred compensation, severance or similar agreement (nor amended any such agreement), (B) agreed to increase the compensation payable or to become payable by it to any of the Company’s or any Subsidiary’s directors, officers, employees, agents or representatives, other than routine salary and hourly wage increases in the Ordinary Course of Business, or (C) agreed to increase the coverage or benefits available under any severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with such directors, officers, employees, agents or representatives;
     (iv) there has not been any change by the Company or any Subsidiary in accounting or Tax reporting principles, methods or policies;
     (v) neither the Company nor any Subsidiary has made or rescinded any election relating to Taxes, or settled or compromised any claim relating to Taxes;
     (vi) neither the Company nor any Subsidiary has failed to pay and discharge current liabilities in the Ordinary Course of Business except where disputed in good faith by appropriate proceedings;
     (vii) neither the Company nor any Subsidiary has made any loans, advances or capital contributions to, or investments in, any Person or paid any fees or expenses to any Seller or any director, officer, partner, stockholder or Affiliate of any Seller, other than expense reimbursements made in the Ordinary Course of Business in accordance with Company policy;
     (viii) neither the Company nor any Subsidiary has mortgaged, pledged or subjected to any Lien any of its assets, or acquired any assets or sold, assigned, transferred, conveyed, leased or otherwise disposed of any assets of the Company or any Subsidiary, except for assets acquired or sold, assigned, transferred, conveyed, leased or otherwise disposed of in the Ordinary Course of Business;
     (ix) neither the Company nor any Subsidiary has discharged or satisfied any Lien, or paid any obligation or liability (fixed or contingent), except in the Ordinary Course of Business and which, in the aggregate, would not be material to the Company and its Subsidiaries taken as a whole;
     (x) neither the Company nor any Subsidiary has canceled or compromised any debt or claim or amended, canceled, terminated, relinquished, waived or released any Contract or right except in the Ordinary Course of Business and which, in the aggregate, would not be material to the Company and its Subsidiaries taken as a whole;

     (xi) neither the Company nor any Subsidiary has made or committed to make any capital expenditures or capital additions or betterments in excess of $50,000 individually or $100,000 in the aggregate;
     (xii) neither the Company nor any Subsidiary has issued, created, incurred, assumed or guaranteed any Indebtedness in an amount in excess of $100,000 in the aggregate;
     (xiii) the Company has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;
     (xiv) neither the Company nor any Subsidiary has instituted or settled any material Legal Proceeding; and
     (xv) none of the Sellers or the Company has agreed, committed, arranged or entered into any understanding to do anything set forth in this Section 5.10.
          5.11 Taxes.
          (a) All Tax Returns required to be filed by or on behalf of the Company, any Subsidiary, or any Affiliated Group of which the Company or any Subsidiary is or was a member, have been duly and timely filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, complete and correct in all material respects. All Taxes owed by the Company or any Subsidiary, or for which the Company or any Subsidiary may be liable, have been fully paid when due. There are no Liens (other than Permitted Exceptions) on any of the assets of the Company or any Subsidiary that arose in connection with any failure (or alleged failure) to pay any Tax.
          (b) The Company and each Subsidiary has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate Taxing Authority all amounts required to be so withheld and paid under all applicable Laws.
          (c) Schedule 5.11 lists all state, local and foreign income Tax Returns filed or required to be filed with respect to the Company and each Subsidiary for the three taxable years ending prior to the Closing Date, indicates those Tax Returns that have been audited, indicates those Tax Returns that are currently the subject of audit, and indicates those Tax Returns whose audits have been closed. The Sellers have made available to Purchaser true and complete copies of all income and other material Tax Returns filed by the Company and each Subsidiary during the past three (3) years and all correspondence to the Company or any Subsidiary from, or from the Company or any Subsidiary to, a Taxing Authority relating thereto.
          (d) There are no claims against the Company or any Subsidiary (or any of the assets of the Company or any Subsidiary) for any Taxes, and no assessment, deficiency, or adjustment has been asserted, proposed, or, to the Knowledge of the Company or the Sellers, threatened with respect to any Taxes or Tax Returns of or with respect to the Company or any Subsidiary. There are no currently pending or, to the Knowledge of the Company or the Sellers, threatened audits, administrative or judicial proceedings, or any deficiency or refund litigation, with respect to Taxes of the Company or any Subsidiary. No claim has ever been made by an authority in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.
          (e) Neither the Company nor any Subsidiary nor any other Person on their behalf has (i) agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of Law or has any knowledge that any Taxing Authority has proposed any such adjustment, or has any application pending with any Taxing Authority requesting permission for any changes in accounting methods that relate to the Company or any Subsidiary, (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to the Company or any Subsidiary, (iii) requested any extension of time within which to file any Tax Return, which Tax Return has since not been filed, (iv) granted any extension for the assessment or collection of Taxes, which Taxes have not since been paid, or (v) granted to any Person any power of attorney that is currently in force with respect to any Tax matter, or engaged in any transactions that will require the Company or any Subsidiary to include any item of income in, or exclude any item of deduction from, taxable income, including (A) an installment sale or open transaction disposition made on or prior to the Closing Date or (B) a prepaid amount received on or prior to the Closing Date.
          (f) No property owned by the Company or any Subsidiary is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code or (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iv) “limited use property” within the meaning of Rev. Proc. 76-30, (v) subject to Section 168(g)(1)(A) of the Code, or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above.
          (g) Neither the Company nor any Subsidiary is a party to any tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) pursuant to which it will have any obligation to make any payments after the Closing.
          (h) Neither the Company nor any Subsidiary has made any payments, is obligated to make any payments, or is a party to any plan or agreement that under certain circumstances could obligate it to make any payments that would not be deductible under Sections 280G (determined without regard to the exceptions contained in Sections 280G(b)(4) and 280G(b)(5)) or 404 of the Code.
          (i) Neither the Company nor any Subsidiary is subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.
          (j) Neither the Company nor any of the Company’s Subsidiaries (1) has been a member of any consolidated, combined, affiliated or unitary group of corporations for any Tax purposes other than a group in which Company is the common parent or (2) has any liability for the Taxes of any Person (other than the Company and the Company’s Subsidiaries) under

Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.
          (k) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.
          (l) There is no taxable income of Company or any of its Subsidiaries that will be required under applicable Tax Law to be reported by Purchaser or any of its Affiliates, including the Company or any of its Subsidiaries, for a taxable period beginning after the Closing Date which taxable income was realized (and reflects economic income) arising prior to the Closing Date.
          (m) None of the Company or its Subsidiaries has (i) engaged in any “intercompany transactions” in respect of which gain was and continues to be deferred pursuant to Treasury Regulations Section 1.1502-13 or any analogous or similar provision of Law or (ii) has any “excess loss accounts” in respect of the stock of any Subsidiary pursuant to Treasury Regulations Section 1.1502-19, or any analogous or similar provision of Law.
          (n) Neither the Company nor any of its Subsidiaries has consummated, has participated in, or is currently participating in any transaction that was or is a “Tax shelter,” “listed transaction” or “reportable transaction” as defined in Sections 6662, 6662A, 6011, 6012, 6111 or 6707A of the Code or the Treasury Regulations promulgated thereunder, including, but not limited to, transactions identified by the Internal Revenue Service by notice, regulation or other form of published guidance as set forth in Treasury Regulation Section 1.6011-4(b)(2).
          (o) Company and its Subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that could give rise to substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.
          (p) The Company has delivered to Purchaser accurate and complete copies of all transfer pricing documentation prepared pursuant to Treasury Regulation Section 1.6662-6 (or any similar foreign statutory, regulatory, or administrative provision) by or with respect to the Company or any of its Subsidiaries during the past five (5) years.
          (q) The Company and its Subsidiaries are in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order of a taxing authority.
          (r) For purposes of this Section 5.11, references to the Company or any Subsidiary of the Company shall be deemed to include any predecessor thereof or any Person from which the Company or such Subsidiary incurs a liability for Taxes by contract or Law.
          5.12 Real Property.

          (a) Schedule 5.12 sets forth a complete list of (i) all real property and interests in real property owned in fee by the Company and its Subsidiaries (individually, an “Owned Property” and collectively, the “Owned Properties”), and (ii) all real property and interests in real property leased by the Company and its Subsidiaries (individually, a “Real Property Lease” and collectively, the “Real Property Leases” and, together with the Owned Properties, being referred to herein individually as a “Company Property” and collectively as the “Company Properties”) as lessee or lessor. The Company and its Subsidiaries have indefeasible fee title to all Owned Property, free and clear of all Liens of any nature whatsoever except (A) Liens set forth on Schedule 5.12 and (B) Permitted Exceptions. The Company Property constitutes all interests in real property currently used or currently held for use in connection with the business of the Company and its Subsidiaries as the business is currently conducted and which are necessary for the continued operation of the business of the Company and its Subsidiaries as the business is currently conducted. All of the Company Property, buildings, fixtures and improvements thereon owned or leased by the Company and its Subsidiaries are in good operating condition and repair (subject to normal wear and tear). EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE V, THE COMPANY AND THE SELLERS MAKE NO REPRESENTATION OR WARRANTY WHATSOEVER WHETHER EXPRESSED, IMPLIED OR STATUTORY WITH RESPECT TO THE KIND, SIZE, QUALITY, DESCRIPTION, MERCHANTABILITY, HABITABILITY, CONDITION (OTHER THAN ENVIRONMENTAL CONDITION WHICH IS GOVERNED BY SECTION 5.21), USE OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE COMPANY PROPERTIES. The Company has delivered or otherwise made available to Purchaser true, correct and complete copies of (i) all deeds, title reports and surveys for the Owned Properties in the possession of the Company and (ii) the Real Property Leases, together with all amendments, modifications or supplements, if any, thereto.
          (b) The Company and its Subsidiaries have a valid and enforceable leasehold interest under each of the Real Property Leases, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Each of the Real Property Leases is in full force and effect, and neither the Company nor any Subsidiary has received or given any notice of any default or event that with notice or lapse of time, or both, would constitute a default by the Company or any Subsidiary under any of the Real Property Leases and, to the Knowledge of the Company or the Sellers, no other party is in material default thereof, and no party of the Real Property Leases has exercised any termination rights with respect thereto.
          (c) The Company and its Subsidiaries have all Permits of any Governmental Body necessary for the current use and operation of each Company Property, and the Company and its Subsidiaries have complied with all material conditions of the Permits applicable to them. No material default or violation, or event that with the lapse of time or giving of notice or both would become a material default or violation, has occurred in the due observance of any Permit.
          (d) There does not exist any actual or, to the Knowledge of the Company or the Sellers, threatened condemnation or eminent domain proceedings that affect any Company Property or any part thereof, and none of the Company or any of the Sellers has received any notice, oral or written, of the intention of any Governmental Body or other Person to take or use all or any part thereof.

          (e) None of the Company or any Seller has received any written notice from any insurance company that has issued a policy with respect to any Company Property requiring performance of any structural or other repairs or alterations to such Company Property.
          (f) Neither the Company nor any Subsidiary owns or holds, and is not obligated under or a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein.
          (g) This Section 5.12 does not relate to environmental matters (which are solely the subject of Section 5.21).
          5.13 Tangible Personal Property.
          (a) The Company and its Subsidiaries have good and marketable title to all of the items of tangible personal property reflected on the Balance Sheet (except as sold or disposed of subsequent to the date thereof in the Ordinary Course of Business), free and clear of any and all Liens, other than the Permitted Exceptions. Except for the tangible personal property of the Excluded Subsidiary that will be sold pursuant to the terms of the Asset Purchase Agreement set forth on Exhibit A hereto, all such items of tangible personal property are in good condition and in a state of good maintenance and repair (ordinary wear and tear excepted) and are suitable for the purposes used.
          (b) Schedule 5.13 sets forth all leases of personal property (“Personal Property Leases”) relating to personal property used in the business of the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party or by which the properties or assets of the Company or any of its Subsidiaries is bound. All of the items of personal property under the Personal Property Leases are in good condition and repair (ordinary wear and tear excepted) and are suitable for the purposes used, and such property is in all material respects in the condition required of such property by the terms of the lease applicable thereto during the term of the lease. The Company has delivered or otherwise made available to Purchaser true, correct and complete copies of the Personal Property Leases, together with all amendments, modifications or supplements thereto.
          (c) The Company and each of its Subsidiaries have a valid and enforceable leasehold interest under each of the Personal Property Leases under which it is a lessee, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Each of the Personal Property Leases is in full force and effect. There is no default under any Personal Property Lease by the Company or any of its Subsidiaries or, to the Knowledge of the Company or the Sellers, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder. No party to any of the Personal Property Leases has exercised any termination rights with respect thereto.
          5.14 Intellectual Property.

          (a) Schedule 5.14(a) sets forth an accurate and complete list of all Patents, registered Marks, pending applications for registrations of any Marks, material and unregistered Marks, registered Copyrights, and pending applications for registration of Copyrights, owned or filed by the Company or its Subsidiaries. Schedule 5.14(a) lists the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any such application for such issuance and registration has been filed. All maintenance fees for issued patents or renewal fees for Patents, Marks, and Copyrights set forth on Schedule 5.14(a) due within ninety (90) days after the Closing Date have been paid and, to the Knowledge of the Company or the Sellers, all necessary documents and certificates in connection with such Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Intellectual Property. There are no actions that must be taken by the Company or a Subsidiary within sixty (60) days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing any Intellectual Property. To the Knowledge of the Company or the Sellers, the Intellectual Property set forth on Schedule 5.14(a) is valid, subsisting and enforceable.
          (b) The Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to the Patents, Marks, and Copyrights set forth on Schedule 5.14(b) free and clear of all Liens, exclusive licenses granted to third parties, and non-exclusive licenses not granted in the Ordinary Course of Business, other than the Agreement with Energy Equipment Corporation dated February 16, 2001. To the Knowledge of the Company or the Sellers, the Company and its Subsidiaries own or have a valid license or right to use, license, or sublicense, as the case may be, all Intellectual Property used, licensed or sublicensed by the Company and its Subsidiaries in their businesses as presently conducted, free and clear of all Liens or obligations to others (except for those specified licenses included in Schedule 5.14(e)). The Intellectual Property owned by or licensed to the Company includes all of the Intellectual Property reasonably necessary for the Company and its Subsidiaries to conduct their businesses as presently conducted.
          (c) The conduct of the business as presently conducted does not infringe upon, misappropriate, dilute, or otherwise violate the Intellectual Property of any third party (including, without limitation, pursuant to any non-disclosure agreements or obligations to which the Company or its Subsidiaries or any of their present or former employees is a party). Except as set forth on the applicable subpart (i)-(iii) of Schedule 5.14(c), (i) there are no pending Legal Proceedings alleging that the Company or its Subsidiaries is infringing, misappropriating or otherwise violating any Intellectual Property of a Person or that seek to limit or challenge the validity, enforceability, ownership or use of the Intellectual Property owned by the Company or its Subsidiaries and used in their business, (ii) the Company and its Subsidiaries have not received any written claim from any Person alleging that the Company or one of its Subsidiaries is infringing, misappropriating or otherwise violating any Intellectual Property of any Person, and, to the Knowledge of the Company or the Sellers, there are no facts or circumstances that would form the basis for any claim; and (iii) to the Knowledge of the Company or the Sellers, no third party in the past four (4) years has orally threatened Legal Proceedings alleging that the Company is infringing or misappropriating any Intellectual Property of a Person or that seek to limit or challenge the validity, enforceability, ownership or use of the Intellectual Property owned by, or licensed to, the Company or its Subsidiaries and used in their business as presently conducted.
          (d) Except with respect to licenses of commercially available off-the-shelf Software, and except pursuant to the Intellectual Property Licenses listed in Schedule 5.14(d), neither the Company nor any of its Subsidiaries is required, obligated, or under any liability whatsoever, to make any payments by way of royalties, fees or otherwise to any owner, licensor of, or other claimant with respect to any Intellectual Property, or other third party, with respect to the use thereof or in connection with the conduct of the businesses of the Company and its Subsidiaries as presently conducted.
          (e) Schedule 5.14(e) sets forth a complete and accurate list of all Contracts to which the Company or its Subsidiaries is a party (i) granting any Intellectual Property Licenses, (ii) containing a covenant not to compete or otherwise limiting its ability to (A) exploit fully any of the Intellectual Property or (B) conduct the business in any market or geographical area or with any Person or (iii) containing an agreement, other than agreements made in the Ordinary Course of Business, to defend or indemnify any other Person against any claim of infringement or misappropriation of Intellectual Property.
          (f) Each of the Intellectual Property Licenses is in full force and effect and is the legal, valid and binding obligation of the Company and/or its Subsidiaries, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Neither the Company nor any Subsidiary is in material default under any Intellectual Property License, nor, to the Knowledge of the Company or the Sellers, is any other party to any Intellectual Property License in material default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a material default thereunder. No party to any of the Intellectual Property Licenses has exercised any termination rights with respect thereto. The Company has delivered or otherwise made available to Purchaser true, correct and complete copies of all of the Intellectual Property Licenses, together with all amendments, modifications or supplements thereto.
          (g) No Trade Secret material to the business of the Company as presently conducted has been authorized to be disclosed or, to the Knowledge of the Company or the Sellers, has been actually disclosed by the Company or its Subsidiaries to any employee or any third party other than pursuant to a non-disclosure agreement restricting the disclosure and use of such Trade Secret. The Company or its Subsidiaries have taken adequate measures to protect, preserve, and maintain the secrecy, confidentiality and value of all the Trade Secrets of the Company or the Sellers and any other Trade Secrets licensed to the Company or the Subsidiaries, including invention disclosures and manufacturing drawings, not covered by any Patents owned by the Company or its Subsidiaries, which measures are reasonable in the industry in which the Company and its Subsidiaries operate. Each employee, consultant and independent contractor of the Company and its Subsidiaries has entered into and executed a valid written intellectual property assignment and confidentiality agreement with the Company or such Subsidiary in a form provided to Purchaser. The Trade Secrets embodied in the manufacturing drawings used by the Company and its Subsidiaries are owned by the Company and its Subsidiaries. Schedule 5.14(g) sets forth a complete and accurate list, to the Knowledge of the Company or the Sellers, of each Person that has a copy of any of the Company’s manufacturing drawings; to the Knowledge of the Company or the Sellers all of such Persons have executed valid confidentiality agreements with respect to such manufacturing drawings, none of which confidentiality agreements, to the Knowledge of the Company or the Sellers, has been breached.
          (h) The Company and its Subsidiaries own or lease all Computer Systems that are necessary for the operations of their business as presently conducted. Except as set forth in Schedule 5.14(h), in the past twelve (12) months, there has been no failure or other material substandard performance of any Computer Systems which has caused any material disruption to the business of the Company or its Subsidiaries. The Company and its Subsidiaries have taken commercially reasonable steps to provide for the back-up and recovery of data and information and have commercially reasonable disaster recovery plans, procedures and facilities and, as applicable, have taken commercially reasonable steps to implement such plans and procedures. The Company or the Sellers have taken reasonable actions to protect the integrity and security of their Computer Systems and the software information stored thereon from unauthorized use, access, or modification by third parties. To the Knowledge of the Company or the Sellers, the Computer Systems do not currently contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” (as these terms are commonly used in the computer software industry), or other software routines or hardware components intentionally designed to permit unauthorized access, to disable or erase software, hardware, or data, or to perform any other similar type of unauthorized activities.
          (i) To the Knowledge of the Company or the Sellers, no Person is infringing, violating, misusing or misappropriating the Intellectual Property of the Company or its Subsidiaries, and no such claims have been made against any Person by the Company or its Subsidiaries.
          (j) There are no Orders to which the Company or its Subsidiaries is a party or by which the Company or its Subsidiaries is bound which restrict, in any material respect, the rights to conduct its business as presently conducted or use any of the Intellectual Property owned by the Company or its Subsidiaries.
          (k) The consummation of this transaction as contemplated by this Agreement shall not affect or impair the ownership or the use of the Intellectual Property of the Company or its Subsidiaries, the license or right to use or sublicense Intellectual Property licensed to the Company or Purchaser’s right to own or use any of the Intellectual Property.
          (l) No present or former officer, director, employee or independent contractor has any right, title, or interest, directly or indirectly, in whole or in part, in any Intellectual Property owned or used by the Company or its Subsidiaries. To the Knowledge of the Company or the Sellers, no employee, consultant or independent contractor of the Company or its Subsidiaries is, as a result of or in the course of such employee’s, consultant’s or independent contractor’s engagement by the Company or its Subsidiaries, in default or breach of any material term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement.

          5.15 Assets Necessary for Normal Operations. Except as set forth on Schedule 5.15, at the Closing Date, the assets of the Company and its Subsidiaries (a) constitute all of the assets necessary or required to permit the Company to carry on the normal operation of business substantially in accordance with past practice and (b) constitute all of the assets of the Company and its Subsidiaries used in the normal operation of business and as conducted since January 1, 2007. The assets of the Company and its Subsidiaries have been maintained in material conformity with industry practice. To the Knowledge of the Company, none of the Company’s Affiliates provides any services to the Company.
          5.16 Material Contracts. (a) Schedule 5.16 sets forth all of the following Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound (collectively, the “Material Contracts”):
     (i) Contracts with any Seller or any current or former officer, director, stockholder or Affiliate of the Company or any of its Subsidiaries;
     (ii) Contracts with any labor union or association representing any employee of the Company or any of its Subsidiaries;
     (iii) Contracts pursuant to which any party is required to purchase or sell a stated portion of its requirements or output from or to another party;
     (iv) Contracts for the sale of any of the assets of the Company or any of its Subsidiaries other than in the Ordinary Course of Business or for the grant to any Person of any preferential rights to purchase any of its assets;
     (v) Contracts for joint ventures, strategic alliances or partnerships;
     (vi) Contracts containing covenants of the Company or any of its Subsidiaries not to compete in any line of business or with any Person in any geographical area or covenants of any other Person not to compete with the Company or any of its Subsidiaries in any line of business or in any geographical area;
     (vii) Contracts relating to the acquisition by the Company or any of its Subsidiaries of any operating business or the capital stock of any other Person;
     (viii) Contracts relating to the incurrence, assumption or guarantee of any Indebtedness or imposing a Lien on any of its assets;
     (ix) Contracts under which the Company or any of its Subsidiaries has made advances or loans to any other Person;
     (x) Contracts providing for severance, retention, change in control or other similar payments;
     (xi) Contracts for the employment of any individual on a full-time, part-time or consulting or other basis;

     (xii) Contracts for the provision of goods or services involving consideration in excess of $50,000 annually or $100,000 in the aggregate over the term of the Contract and not terminable by the Company or the applicable Subsidiary upon thirty (30) days’ notice or less;
     (xiii) outstanding agreements of guaranty, surety or indemnification, direct or indirect, by the Company or any of its Subsidiaries;
     (xiv) Contracts (or group of related contracts) which involve the expenditure of more than $50,000 annually or $100,000 in the aggregate or require performance by any party more than one (1) year from the date hereof;
     (xv) Contracts involving any royalty payments on Intellectual Property; and
     (xvi) Contracts that are otherwise material to the Company and its Subsidiaries.
          (b) Each of the Material Contracts is in full force and effect and is the legal, valid and binding obligation of the Company and/or its Subsidiaries, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Neither the Company nor any Subsidiary is in default under any Material Contract, nor, to the Knowledge of the Company or the Sellers, is any other party to any Material Contract in default thereunder, and, to the Knowledge of the Company or the Sellers, no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder. No party to any of the Material Contracts has exercised any termination rights with respect thereto. The Company has delivered to Purchaser true, correct and complete copies of all of the Material Contracts, together with all amendments, modifications or supplements thereto.
          5.17 Employee Benefits Plans.
          (a) Schedule 5.17(a) sets forth a correct and complete list of all “employee benefit plans” (as defined in Section 3(3) of ERISA), and all other employee benefit plans, programs, agreements, policies, arrangements or payroll practices, including bonus plans, employment, consulting or other compensation agreements, collective bargaining agreements, incentive, equity or equity-based compensation, or deferred compensation arrangements, change in control, termination or severance plans or arrangements, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance and scholarship plans and programs maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes, is obligated to contribute for current or former employees of the Company or any of its Subsidiaries (the “Employees”) or has any liability (contingent, secondary or otherwise) (collectively, the “Company Plans”).
          (b) Correct and complete copies of the following documents, with respect to each of the Company Plans, have been made available or delivered to Purchaser by the Company, to the extent applicable: (i) any plans, all amendments thereto and related trust documents, insurance contracts or other funding arrangements, and amendments thereto; (ii) the most recent Forms 5500 and all schedules thereto and the most recent actuarial report, if any; (iii) the most recent IRS determination or opinion letter; (iv) summary plan descriptions; (v) written communications to employees relating to the Company Plans; and (vi) written descriptions of all non-written agreements relating to the Company Plans.
          (c) None of the Company, any of its Affiliates nor any trade or business (whether or not incorporated) that is or was, at any time during the six–year period ending on the date of this Agreement, under common control, or that is or during such six-year period was treated as a single employer, with any of them under Section 414(b), (c), (m) or (o) of the Code (each, an “ERISA Affiliate”) maintains, ever maintained, contributes to, is obligated to contribute or has any liability (contingent, secondary, or otherwise) with respect to an “employee pension plan” (as defined in Section 3(2) of ERISA) that is or was subject to Title IV of ERISA or Section 412 of the Code (the “Title IV Plans”).
          (d) None of the Company, any of its Affiliates nor any ERISA Affiliate contributes to, is obligated to contribute or has any liability (contingent, secondary, or otherwise) with respect to a “multiemployer plan” (as defined in Section 3(37) of ERISA (a “Multiemployer Plan”)), or a plan described in Sections 4063(a) or 4064(a) of ERISA.
          (e) Except as set forth on Schedule 5.17(e), the Company Plans have been maintained and administered in all material respects in accordance with their terms and with all applicable provisions of ERISA, the Code (including rules and regulations thereunder) and other applicable Laws and regulations. Neither the Company (or any of its Subsidiaries) nor any “party in interest” or “disqualified person” with respect to the Company Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA. To the Knowledge of the Company, no fiduciary (as defined in Section 3(21) of ERISA) has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Plan.
          (f) The Company Plans intended to qualify under Section 401 of the Code are so qualified and any trusts maintained pursuant thereto intended to be exempt from federal income taxation under Section 501 of the Code are so exempt, and nothing has occurred with respect to the operation of the Company Plans that could cause the loss of such qualification or exemption or the imposition (individually or in the aggregate) of any material liability, penalty or tax under ERISA or the Code.
          (g) Each Company Plan that is intended to meet the applicable requirements for tax-favored treatment under Subchapter B of Chapter 1 of Subtitle A of the Code meets such requirements.
          (h) All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Plans (including workers compensation) or by Law, to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension), and all contributions for any period ending on or before the Closing Date have been paid or sufficient accruals for such contributions and other payments in accordance with GAAP are duly and fully provided for on the Balance Sheet.
          (i) No liability under any Company Plan has been funded nor had any such obligation been satisfied with the purchase of a contract from an insurance company that is not rated AA by Standard & Poor’s Corporation or the equivalent by any other nationally recognized rating agency.
          (j) There are no pending actions, claims or lawsuits that have been asserted or instituted or, to the Knowledge of the Company, threatened against the Company Plans, the assets of any of the trusts under the Company Plans or the sponsor or administrator of any of the Company Plans, or against any fiduciary of the Company Plans with respect to the operation of any of the Company Plans (other than routine benefit claims).
          (k) All amendments and actions required to bring the Company Plans into conformity in all material respects with all of the applicable provisions of the Code, ERISA and other applicable Laws have been made or taken or the period for doing so without penalty has not expired.
          (l) None of the Company Plans provides for post-employment life or health insurance, benefits or coverage for any participant or any beneficiary of a participant, except as may be required under applicable Law, including the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), and at the expense of the participant or the participant’s beneficiary. Each of the Company and any ERISA Affiliate which maintains a “group health plan” within the meaning Section 5000(b)(1) of the Code has materially complied with the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder.
          (m) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any Employee, (ii) increase any benefits otherwise payable under any Company Plan or (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Company Plan.
          (n) Neither the Company nor any of its Subsidiaries has a contract, plan or commitment, whether legally binding or not, to create any additional Company Plan or to modify any existing Company Plan, except as may be required by applicable Law.
          (o) No stock or other security issued by the Company or any of its Subsidiaries forms or has formed a material part of the assets of any Company Plan.
          (p) To the Knowledge of the Company, any individual who performs services for the Company or any of its Subsidiaries (other than through a contract with an organization other than such individual) and who is not treated as an employee of the Company or any of its Subsidiaries for federal income Tax purposes by the Company or any of its Subsidiaries is not an employee for such purposes.

          (q) Each Company Plan may be unilaterally amended or terminated at any time by the Company or a Subsidiary without liability other than for benefits accrued to the date of such amendment or termination.
          5.18 Labor.
          (a) Except as set forth on Schedule 5.18(a), neither the Company nor any of its Subsidiaries is a party to any labor or collective bargaining agreement and there are no labor or collective bargaining agreements which pertain to Employees. The Company has delivered or otherwise made available to Purchaser true, correct and complete copies of the labor or collective bargaining agreements listed on Schedule 5.18(a), together with all amendments, modifications or supplements thereto.
          (b) Except as set forth on Schedule 5.18(b), no Employees are represented by any labor organization. No labor organization or group of Employees has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company or the Sellers, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal. There is no organizing activity involving the Company or any of its Subsidiaries pending or, to the Knowledge of the Company or the Sellers, threatened by any labor organization or group of Employees.
          (c) There are no (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) material grievances or other labor disputes pending or, to the Knowledge of the Company or the Sellers, threatened against or involving the Company or any of its Subsidiaries. There are no unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company or the Sellers, threatened by or on behalf of any Employee or group of Employees.
          (d) There are no complaints, charges or claims against the Company or any of its Subsidiaries pending before any Governmental Body or, to the Knowledge of the Company or the Sellers, threatened, arising out of or in connection with the employment or termination of employment or failure to employ by the Company or any of its Subsidiaries, of any individual. Each of the Company and its Subsidiaries is in compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, WARN and any similar state or local “mass layoff” or “plant closing” Law, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax except for failures to comply that, individually or in the aggregate, are not reasonably expected to have a Material Adverse Effect. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company or any of its Subsidiaries within the six (6) months prior to Closing.
          5.19 Litigation. Except as set forth in Schedule 5.19, there is no Legal Proceeding pending or, to the Knowledge of the Company or the Sellers, threatened against the Company or any of its Subsidiaries (or to the Knowledge of the Company or the Sellers, pending or threatened, against any of the officers, directors or employees of the Company or any of its Subsidiaries with respect to their business activities on behalf of the Company), or to which any Seller or the Company or any of its Subsidiaries is otherwise a party before any Governmental Body. Except as set forth on Schedule 5.19, neither the Company nor any Subsidiary is subject to any Order. Except as set forth on Schedule 5.19, neither the Company nor any Subsidiary is engaged in any Legal Proceeding to recover monies due it or for damages sustained by it. This Section 5.19 does not relate to employee benefits matters (which are solely the subject of Section 5.17), Tax matters (which are solely the subject of Section 5.11) or environmental matters (which are solely the subject of Section 5.21).
     5.20 Compliance with Laws; Permits.
     (a) The Company and its Subsidiaries are in compliance in all material respects with all Laws of any Governmental Body applicable to its business, operations or assets. Neither the Company nor any Subsidiary has received any written notice of or been charged with the violation of any Laws. To the Knowledge of the Company or the Sellers, neither the Company nor any Subsidiary is under investigation with respect to the violation of any Laws.
     (b) Schedule 5.20 contains a list of all Permits which are required for the operation of the business of the Company and its Subsidiaries as presently conducted. The Company and its Subsidiaries currently have all Permits which are required for the operation of their respective businesses as presently conducted. None of the Company or any of its Subsidiaries is in default or violation, and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation, in any material respect of any term, condition or provision of any Permit to which it is a party, to which its business is subject or by which its properties or assets are bound.
     (c) This Section 5.20 does not relate to employee benefits matters (which are solely the subject of Section 5.17), Tax matters (which are solely the subject of Section 5.11) or environmental matters (which are solely the subject of Section 5.21).
     5.21 Environmental Matters. Except as set forth on Schedule 5.21 hereto:
     (a) the Company and its businesses, operations, assets, and real properties are and, during the relevant time periods specified in all applicable statutes of limitations, have been in compliance with all Environmental Laws and Environmental Permits and, to the Knowledge of the Company or the Sellers, no facts, circumstances or conditions exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require currently unbudgeted capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits;
     (b) all Environmental Permits required under Environmental Laws for operating the Company’s businesses, assets and real properties as they are currently being operated have been obtained and are currently in full force and effect, and none of the Sellers or the Company has received any written notice that, or otherwise has Knowledge of any facts, conditions or circumstances pursuant to which, any such existing Environmental Permit will be revoked or any pending application for any new Environmental Permit or renewal of any existing Environmental Permit will be denied;

     (c) there are no claims, demands, suits, investigations, requests for information, Orders, or proceedings pending or, to the Knowledge of the Company or the Sellers, threatened under Environmental Law against the Company or its businesses, operations, assets or real properties and the Company has not received written notice of alleged violations of, or liability under, under any Environmental Law with respect to its businesses, operations, assets, or real properties;
     (d) there has been no Release of Hazardous Materials at, on, under or from any real properties currently or, to the Knowledge of the Company or the Sellers, formerly owned, leased, or operated by the Company and there are no Remedial Actions required of the Company under any Environmental Laws at such currently owned, leased or operated properties or, to the Knowledge of the Company or the Sellers, formerly owned, leased or operated properties;
     (e) the Company has not received any written notice asserting an alleged liability or obligation under any Environmental Law with respect to Remedial Actions at any real properties other than the real properties owned, leased, or operated by the Company where the Company transported or disposed or arranged for the transport or disposal of any Hazardous Materials, and to the Knowledge of the Company or the Sellers, there are no facts, circumstances or conditions that would reasonably be expected to result in the receipt of such written notice;
     (f) there has been no exposure of any Person or property to Hazardous Materials in connection with the Company’s businesses or operations that would reasonably be expected to form the basis for a claim for damages or compensation;
     (g) to the Knowledge of the Company or the Sellers, no facts, circumstances, or conditions exist with respect to any of the currently or formerly owned, leased or operated real properties of the Company or any offsite real properties where the Company has transported or disposed (or arranged transport or disposal of) Hazardous Materials that could reasonably be expected to result in the Company incurring unbudgeted Environmental Costs and Liabilities or Liens under Environmental Law; and
     (h) the Sellers and the Company have delivered to Purchaser complete and correct copies of all environmental site assessment reports, studies, analyses and correspondence on alleged environmental matters (including any alleged non-compliance with any Environmental Law or Environmental Permit, any alleged exposure to Hazardous Materials, or any Release or threatened Release of Hazardous Materials) that are in any Seller’s or the Company’s possession or control and relating to the Company’s ownership or operation of its businesses, assets or real properties.
     (i) except as would not cause a Loss to the Purchaser or the Company, the Excluded Subsidiary and its businesses, operations, assets, and real properties are and, during the relevant time periods specified in all applicable statutes of limitations, have been in compliance with all customary practices in India and, to the Knowledge of the Company or the Sellers, no facts, circumstances or conditions exist that could adversely affect such continued compliance with such customary practices in India or require currently unbudgeted capital expenditures to achieve or maintain such continued compliance with such customary practices in India.

     5.22 Insurance. The Company and its Subsidiaries have insurance policies in full force and effect for such amounts as are sufficient for all requirements of Law, if any, and all agreements to which the Company or any of its Subsidiaries is a party or by which it is bound. Set forth in Schedule 5.22 is a list of all insurance policies and all fidelity bonds held by or applicable to the Company or any of its Subsidiaries setting forth, in respect of each such policy, the policy name, policy number, carrier, term, type and amount of coverage and annual premium. Except as set forth on Schedule 5.22, to the Knowledge of the Company or the Sellers, no event relating to the Company or any of its Subsidiaries has occurred which could reasonably be expected to result in a retroactive upward adjustment in premiums under any such insurance policies or which could reasonably be expected to result in a prospective upward adjustment in such premiums. Excluding insurance policies that have expired and been replaced in the Ordinary Course of Business, no insurance policy has been cancelled within the last two (2) years and, to the Knowledge of the Company or the Sellers, no threat has been made to cancel any insurance policy of the Company or any of its Subsidiaries during such period. Except as noted on Schedule 5.22, all such insurance will remain in full force and effect immediately following the consummation of the transactions contemplated hereby. To the Knowledge of the Company or the Sellers, no event has occurred, including, without limitation, the failure by the Company or any of its Subsidiaries to give any notice or information or the Company or any of its Subsidiaries giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of the Company or any of its Subsidiaries under any such insurance policies. This Section 5.22 does not relate to employee benefits matters (which are solely the subject of Section 5.17).
     5.23 Inventories. The inventories of the Company and its Subsidiaries are merchantable and fit for the purpose for which they were procured or produced, and are saleable in the Ordinary Course of Business. The inventories of the Company and its Subsidiaries set forth in the Balance Sheet and the Closing Balance Sheet were recorded at the lower of cost or market and were and will be properly stated therein in accordance with GAAP. Adequate reserves have been and will be reflected in the Balance Sheet and the Closing Balance Sheet for obsolete, excess, damaged, slow moving or otherwise unusable inventory, which reserves were calculated in a manner consistent with industry practice and in accordance with GAAP. The inventories of the Company and its Subsidiaries constitute sufficient quantities for the normal operation of business in accordance with past practice.
     5.24 Accounts and Notes Receivable and Payable.
     (a) All accounts and notes receivable of the Company and its Subsidiaries have arisen from bona fide transactions in the Ordinary Course of Business consistent with industry practice and are payable on ordinary trade terms. All accounts and notes receivable of the Company and its Subsidiaries reflected on the Balance Sheet are good and collectible at the aggregate recorded amounts thereof. None of the accounts or the notes receivable of the Company and its Subsidiaries (i) are subject to any setoffs or counterclaims or (ii) represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement. Set forth on Schedule 5.24 is a listing of aged accounts and notes receivable as of a date no more than seven (7) days prior to the date hereof.

     (b) All accounts payable of the Company and its Subsidiaries reflected in the Balance Sheet or arising after the date thereof are the result of bona fide transactions in the Ordinary Course of Business and have been paid or are not yet due and payable.
     5.25 Related Party Transactions. Except as set forth in this Agreement or in Schedule 5.25, none of the Sellers or any of their respective directors, officers, partners, stockholders or Affiliates or any director, officer, partner, stockholder or Affiliate of the Company or any of its Subsidiaries (i) owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is (A) a competitor, supplier, customer, landlord, tenant, creditor or debtor of the Company or any of its Subsidiaries, (B) engaged in a business related to the business of the Company or any of its Subsidiaries as the business is currently conducted, or (C) a participant in any transaction to which the Company or any of its Subsidiaries is a party or (ii) is a party to any Contract with the Company or any of its Subsidiaries. Notwithstanding the foregoing, the Sellers make no representation or warranty with respect to subparagraph (i)(A) and (i)(B) as to Federal International (2000) LTD or Joe Gruba.
     5.26 Customers and Suppliers.
     (a) Schedule 5.26 sets forth a list of the twenty (20) largest customers and the twenty (20) largest suppliers of the Company and its Subsidiaries, as measured by the dollar amount of purchases therefrom or thereby, during each of the fiscal years ended December 31, 2006 and 2005 and for the six months ended June 30, 2007, showing the approximate total sales by the Company and its Subsidiaries to each such customer and the approximate total purchases by the Company and its Subsidiaries from each such supplier, during such period.
     (b) Since the Balance Sheet Date, no customer or supplier listed on Schedule 5.26 has terminated its relationship with the Company or any of its Subsidiaries and, to the Knowledge of the Company or the Sellers, no customer or supplier listed on Schedule 5.26 has notified the Company or its Subsidiaries that it intends to terminate its relationship with the Company or any of its Subsidiaries. To the Knowledge of the Company or the Sellers, there is no reasonable basis to expect that any of the top ten (10) largest customers for the six (6) months ended June 30, 2007 will materially reduce its business with the Company and its Subsidiaries.
     5.27 Product Warranty; Product Liability.
     (a) Except as set forth on Schedule 5.27, each product manufactured, sold or delivered by the Company or any of its Subsidiaries in conducting its business has been in conformity in accordance with industry standards with all applicable product specifications and all applicable express and implied warranties. Neither the Company nor any of its Subsidiaries has any liability for replacement or repair of any such products or other damages in connection therewith other than warranty liabilities arising in the Ordinary Course of Business that are consistent with the historical experience of the Company and its Subsidiaries and for which reserves have been established in the Financial Statements. Neither the Company nor any of its Subsidiaries has sold any products or delivered any services that included a warranty for a period of longer than 18 months.

     (b) To the Knowledge of the Company or the Sellers, neither the Company nor any of its Subsidiaries has committed any act or failed to commit any act, which would result in, and there has been no occurrence which would give rise to or form the basis of, any product liability or liability for breach of warranty (whether covered by insurance or not) on the part of the Company or any of its Subsidiaries with respect to products designed, manufactured, assembled, repaired, maintained, delivered or installed or services rendered prior to the Closing.
     5.28 Banks. Schedule 5.28 contains a complete and correct list of the names and locations of all banks in which Company or any Subsidiary has accounts or safe deposit boxes and the names of all persons authorized to draw thereon or to have access thereto. Except as set forth on Schedule 5.28, no person holds a power of attorney to act on behalf of the Company or any Subsidiary.
     5.29 OFAC. None of the Company, any of its Subsidiaries, nor any director, officer, beneficial owner or employee, or to the Knowledge of the Company or the Sellers, any agent, other representative or other Affiliate of the Company or any of its Subsidiaries: (1) support or otherwise associate with any Person listed in the annex to Executive Order No. 13224 (2001) issued by the President of the United States (Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism); (2) transact, deal, or associate with any Person, named on the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Office of Foreign Assets Control (“OFAC”); (3) have a relationship with any terrorist organization; (4) is subject to any U.S. sanctions administered by OFAC; or (5) has taken any actions that could reasonably be expected to cause the Company, any of its Subsidiaries or any director, officer, agent, employee or Affiliate of the Company or any of its Subsidiaries to be subject to sanctions administered by OFAC.
     5.30 FCPA. Each of the Company, its Subsidiaries, their respective directors, officers, employees, and, to the Knowledge of the Company or the Sellers, each agent, other representative and other Affiliate of the Company and its Subsidiaries has complied with all requirements of the United States Foreign Corrupt Practices Act of 1997, as amended (the “FCPA”). None of the Company, any of its Subsidiaries, or any director, officer, employee or, to the Knowledge of the Company or the Sellers, any agent, other representative or other Affiliate of the Company or any of its Subsidiaries has in the past or will pay, give, or offer to pay or give anything of value to any foreign government official, political party or political candidate, any public international organization official or any other Person with the Knowledge that the payment, promise or gift, in whole or in part, will be passed on to any of the foregoing recipients in order to influence an official act, omission or decision that will assist Purchaser or the Company in obtaining or retaining business or in directing business to any other Person.
     5.31 Commercial Bribery. None of the Company, any of its Subsidiaries, or any director, officer, employee or to the Knowledge of the Company or the Sellers, any agent, other representative or other Affiliate of the Company or any of its Subsidiaries has or will make, offer or promise to make any payment, transfer of value, gift, donation or undue pecuniary or other advantage (including rebates) whether directly or indirectly to any private individual or commercial entity (including employees, agents, directors and officers of such commercial entity) which have the object, effect or intention of public or commercial bribery (or could reasonably be expected to have such object, effect or intention).
     5.32 Financial Advisors. Except as set forth on Schedule 5.32, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Sellers or the Company in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof from the Purchaser or the Company.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER
     Purchaser hereby represents and warrants to the Company and the Sellers that:
     6.1 Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate properties and carry on its business.
     6.2 Authorization of Agreement. Purchaser has full corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (the “Purchaser Documents”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and each Purchaser Document and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on behalf of Purchaser. This Agreement and each Purchaser Document has been duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement and each Purchaser Document constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).
     6.3 Conflicts; Consents of Third Parties.
     (a) Except as set forth on Schedule 6.3 hereto, neither of the execution and delivery by Purchaser of this Agreement and of the Purchaser Documents, nor the compliance by Purchaser with any of the provisions hereof or thereof will (i) conflict with, or result in the breach of, any provision of the certificate of incorporation or bylaws of Purchaser, (ii) conflict with, violate, result in the breach of, or constitute a default under any note, bond, mortgage, indenture, license, agreement or other obligation to which Purchaser is a party or by which Purchaser or its properties or assets are bound or (iii) violate any statute, rule, regulation or Order of any Governmental Body by which Purchaser is bound, except, in the case of clauses (ii) and (iii), for such violations, breaches or defaults as would not, individually or in the aggregate, have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement.
     (b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the Purchaser Documents or the compliance by Purchaser with any of the provisions hereof or thereof, except for compliance with the applicable requirements of the HSR Act.
     6.4 Litigation. There are no Legal Proceedings pending or, to the Knowledge of Purchaser, threatened that are reasonably likely to prohibit or restrain the ability of Purchaser to enter into this Agreement or the Purchaser Documents or consummate the transactions contemplated hereby.
     6.5 Investment Intention. Purchaser is acquiring the Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act thereof. Purchaser understands that the Shares have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.
     6.6 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.
ARTICLE VII
COVENANTS
     7.1 Non-Competition; Non-Solicitation; Confidentiality.
     (a) For a period of three (3) years from and after the Closing Date, (i) each Seller, with the exception of Federal International (2000) LTD and Joe Gruba, shall not, and shall cause its Affiliates not to, directly or indirectly, own, manage, engage in, operate, control, work for, consult with, render services for, do business with, maintain any interest in (proprietary, financial or otherwise) or participate in the ownership, management, operation or control of, any business, whether in corporate, proprietorship or partnership form or otherwise, engaged in the designing, manufacturing, repairing and servicing products used in the drilling and completion of new oil and gas wells, the workover of existing wells and the production and transportation of oil and gas used in both onshore and offshore surface and subsurface applications throughout the world to the extent conducted by the Company or any of its Subsidiaries at the time of Closing (a “Restricted Business”) and (ii) Federal International (2000) Ltd. and Joe Gruba shall not, and shall cause their respective Affiliates not to, directly or indirectly, own, manage, engage in, operate, control, work for, consult with, render services for, do business with, maintain any interest in (proprietary, financial or otherwise) or participate in the ownership, management, operation or control of, any business, whether in corporate, proprietorship or partnership form or otherwise, engaged in the designing and manufacturing of service products, except for products where the patents of such products have already expired or do not exist, or such products are not patentable or are not capable of intellectual protection, that compete with the existing product lines of the Company or any of its Subsidiaries at the time of Closing; provided, however, that the restrictions contained in this Section 7.1(a) shall not (1) restrict the acquisition by the Sellers, directly or indirectly, of an aggregate of less than 5% of the outstanding capital stock of any publicly traded company engaged in a Restricted Business; (2) fulfilling any obligation pursuant to this Agreement and any agreement to be entered into pursuant to this Agreement; (3) engaging in or owning any part of any business in which a Restricted Business constitutes less than 7.5% of the revenues of such business; or (4) carrying on or being engaged in any business which is of the same or similar type to the Restricted Business after such time as the Purchaser, the Company or their respective subsidiaries, ceases to carry out on or be engaged in or economically interested in a substantial part of any such Restricted Business. The parties hereto specifically acknowledge and agree that the remedy at law for any breach of the foregoing will be inadequate and that Purchaser, in addition to any other relief available to it, shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damage or posting any bond whatsoever.
     (b) For a period of three (3) years from and after the Closing Date, each Seller shall not, and shall cause its Affiliates not to, directly or indirectly: (i) cause, solicit, induce or encourage any employees of the Company or its Subsidiaries who are or become employees of Purchaser or its Affiliates to leave such employment or hire, employ or otherwise engage any such individual; or (ii) cause, induce or encourage any actual or prospective client, customer, supplier, or licensor of the Company or any of its Subsidiaries (including any existing or former customer of the Company or its Subsidiaries and any Person that becomes a client or customer of the Company or any of its Subsidiaries after the Closing) or any other Person who has a material business relationship with the Company or any of its Subsidiaries, to terminate or modify any such actual or prospective relationship.
     (c) From and after the Closing Date, each Seller shall not and shall cause its Affiliates not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized officers, directors and employees of Purchaser or use or otherwise exploit for its own benefit or for the benefit of anyone other than Purchaser, any Confidential Information (as defined below). Each Seller shall not have any obligation to keep confidential (or cause the Company or its officers, directors or Affiliates to keep confidential) any Confidential Information if and to the extent (1) the disclosure thereof is specifically required by Law, any regulatory body or the rules and regulations of any recognized stock exchange; (2) the disclosure is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into pursuant to this Agreement ; (3) the information becomes publicly available (other than by a breach of this Agreement); and (4) Purchaser has given prior written approval to the disclosure; provided, however, that in the event disclosure is required by applicable Law, any Seller intending to make a disclosure shall, to the extent reasonably possible, provide Purchaser with prompt notice of such requirement prior to making any disclosure so that Purchaser may seek an appropriate protective order. For purposes of this Section 7.1(c), “Confidential Information” shall mean any confidential information with respect to the Company or any of its Subsidiaries, including, methods of operation, customers, customer lists, products, prices, fees, costs, Technology, inventions, Trade Secrets, know-how, Software, marketing methods, plans, personnel, suppliers, competitors, markets or other specialized information or proprietary matters.

     (d) The covenants and undertakings contained in this Section 7.1 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of this Section 7.1 will cause irreparable injury to the parties, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. Therefore, Purchaser will be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Section 7.1. The rights and remedies provided by this Section 7.1 are cumulative and in addition to any other rights and remedies which Purchaser may have hereunder or at law or in equity. In the event that Purchaser were to seek damages for any breach of this Section 7.1, the portion of the consideration delivered to the Sellers hereunder which is allocated by the parties to the foregoing covenant shall not be considered a measure of or limit on such damages.
     (e) The parties hereto agree that, if any arbitral tribunal or court of competent jurisdiction in a final nonappealable judgment determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section 7.1 is unreasonable, arbitrary or against public policy, then a lesser period of time, geographical area, business limitation or other relevant feature which is determined to be reasonable, not arbitrary and not against public policy may be enforced against the applicable party.
     (f) In the event Purchaser believes that any Seller has breached the provisions of this Section 7.1, Purchaser shall notify such Seller of such breach and provide such Seller with forty-five (45) days (the “Cure Period”) within which to cure such default, in the event such default can be cured during the Cure Period without causing a Loss to Purchaser. In the event that (i) Purchaser has not suffered a Loss as a result of the breach and (ii) the breaching Seller has not benefited, financially or otherwise, from the breach, such Seller’s ceasing and desisting the breaching activity shall constitute a cure for purposes of this Section 7.1(f). If, such default is not capable of being cured, or if, at the end of the Cure Period, such breach is not fully cured, Purchaser may in addition to its rights under Section 7.1(d), enforce its rights under Article IX and Article X hereof.
     7.2 Preservation of Records. The Sellers and Purchaser agree that each of them shall (and shall cause the Company and its Subsidiaries to) preserve and keep the records held by them relating to the respective businesses of the Company and its Subsidiaries for a period of seven (7) years from the Closing Date and shall make such records and personnel available to the other as may be reasonably required by such party in connection with, among other things, any Tax matters, any insurance claims by, legal proceedings against or governmental investigations of any Seller, the Company, its Subsidiaries or Purchaser or any of their Affiliates or in order to enable the Sellers or Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby. In the event any Seller or Purchaser wishes to destroy (or permit to be destroyed) such records after that time, such party shall first give ninety (90) days prior written notice to the other and such other party shall have the right at its option and expense, upon prior written notice given to such party within that ninety (90) day period, to take possession of the records within one hundred and eighty (180) days after the date of such notice.

     7.3 Publicity. None of the Company, any Seller or Purchaser shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without first consulting with the other parties hereto.
     7.4 Use of Name. The Sellers hereby agree that upon the consummation of the transactions contemplated hereby, Purchaser and the Company shall have the sole right to the use of the name and trademark “HP&T Products, Inc.,” “HP&T” and any similar names, service marks, trademarks, trade names, identifying symbols, trade dress, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing, including any name or mark confusingly similar thereto (collectively, the “Company Marks”). The Sellers shall not, and shall not permit their respective Affiliates to, use such name, trademark, service mark, or any variation or simulation thereof or any of the Company Marks. The Sellers shall, and shall cause each of their respective Affiliates to, immediately after the Closing, cease to hold itself out as having any affiliation with the Company or any of its Affiliates.
     7.5 Environmental Matters. Upon the request and at the expense of Purchaser, the Company and the Sellers shall promptly make all filings required by Environmental Laws as a result of or in furtherance of the transaction contemplated hereunder, including, but not limited to any notifications or approvals required under environmental property transfer Laws. Purchaser shall cooperate in all reasonable respects with the Company and the Sellers with respect to such filings. The Company and the Sellers shall cooperate in all reasonable respects with Purchaser and use its best efforts with respect to requests required or necessary for the transfer or re-issuance of Environmental Permits required to conduct the Company’s or any of its Subsidiaries’ business as currently conducted as a result of the transactions contemplated hereunder.
     7.6 Tax Matters.
     (a) With respect to each Tax Return of the Company or any Subsidiary covering a taxable period beginning on or before the Closing Date that is required to be filed after the Closing Date, Purchaser shall (i) cause such Tax Return to be prepared, (ii) cause to be included in such Tax Return all Tax items required to be included therein and (iii) cause such Tax Return to be timely filed with the appropriate Taxing Authority. Purchaser will determine the amount of Purchaser Indemnified Taxes with respect to each such Tax Return. Not later than twenty (20) days prior to the due date of each such Tax Return, Purchaser will deliver a copy of such Tax Return, together with a statement of Purchaser Indemnified Taxes with respect to such Tax Return, to the Sellers Representative, and shall make the Tax workpapers and other information relating to the preparation of such Tax Return available for review by the Sellers Representative. Within ten (10) days of such delivery to the Sellers Representative, the Sellers collectively shall deliver to Purchaser a written statement describing any objections to such Tax Return or such statement. If Purchaser and the Sellers are unable to resolve any such objection within the ten-day period after the delivery of such objections, such Tax Return shall be filed as prepared by Purchaser, as adjusted to the extent necessary to reflect the resolution of any such objections mutually agreed to by Purchaser and the Sellers, and any remaining objections shall be submitted to the Arbitrator for resolution in accordance with the procedures set forth in Section 3.3(b). Not later than five (5) days prior to the due date for the payment of Taxes with respect such Tax Return each Seller shall pay to Purchaser the amount of Purchaser Indemnified

Taxes shown on such statement with respect to such Tax Return multiplied by such Seller’s Percentage Interest.
          (b) Proration of Straddle Period. In the case of Taxes that are payable with respect to any Straddle Period, the portion of any such Tax that is attributable to the portion of the period ending on the Closing Date shall be:
     (i) in the case of Taxes that are either (A) based upon or related to income or receipts, or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount that would be payable if the Taxable years of the Company and the Company’s Subsidiaries (and any partnership in which the Company or any of the Company’s Subsidiaries is a partner) ended with (and included) the Closing Date;
     (ii) in the case of Taxes that are imposed on a periodic basis with respect to the assets of the Company or the Company’s Subsidiaries, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period; and
     (iii) for purposes of determining such Taxes, exemptions, relief allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned in the manner specified in clause (ii) above.
          (c) Transfer Taxes. All transfer, documentary, sales, use, stamp, deed, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be borne by the Purchaser.
          (d) Cooperation. Subject to the other provisions of this Section 7.6, Purchaser and the Sellers shall cooperate fully, as and to the extent reasonably requested, in connection with (i) the filing of Tax Returns, (ii) any audit, litigation or other proceeding with respect to Taxes and Tax Returns and (iii) the preparation of any financial statements to the extent related to Taxes. Such cooperation shall include the retention, and (upon the other party’s request) the provision, of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder; provided, that the party requesting assistance shall pay the reasonable out-of-pocket expenses incurred by the party providing such assistance; provided further, no party shall be required to provide assistance at times or in amounts that would interfere unreasonably with the business and operations of such party.
          (e) Amended Tax Returns and Claims for Refund. Purchaser shall not file any amended Tax Return or claim for refund with respect to the Company or any Subsidiary for any Tax period ending on or before the Closing Date or any Straddle Period without the prior written consent of the Sellers.
     (f) Refunds. If after the Closing Date, the Company, any Subsidiary, Purchaser or any of their Affiliates receives a refund (whether in cash or as a credit against or offset to another Tax) of any Tax attributable to a Tax period (or portion thereof) ending on or before the Closing Date that is not reflected in the computation of the Closing Net Working Capital that has become final and binding pursuant to Section 3.3, Purchaser shall pay the amount of such refund (together with any interest thereon) to the Sellers within fifteen (15) days after such refund is received, credited or applied as an offset.
ARTICLE VIII
CLOSING DELIVERIES
     8.1 Seller Deliveries. At the Closing, the Sellers shall deliver or cause to be delivered to Purchaser and the Nominee:
     (a) Stock certificates representing the Shares, duly endorsed in blank or accompanied by stock transfer powers and with all requisite stock transfer tax stamps attached;
     (b) A certificate, dated the Closing Date, signed by the Secretary of the Company, attaching certified copies of organizational documents, resolutions and incumbency certifications for the Company and its Subsidiaries;
     (c) A certificate, dated the Closing Date, signed by the Secretary of the FI, attaching certified copies of organizational documents, resolutions and incumbency certifications for FI;
     (d) Copies of all Permits, consents or approvals of third parties or Governmental Bodies, the granting of which are necessary for the consummation of the transactions contemplated hereby or for the termination of any right, privilege, license, Permit, certificate or agreement of the Company upon the consummation of the transactions contemplated herein;
     (e) Certificates of good standing as of a recent date with respect to the Company issued by the Secretary of State of the State of Texas and for each state in which the Company is qualified to do business as a foreign corporation;
     (f) Payoff letters from each lender relating to the payment in full of the Scheduled Indebtedness at Closing;
     (g) Employment agreements and consulting agreements executed by each of the persons listed on Schedule 8.1(g), and which employment agreements and consulting agreements shall be in full force and effect and all of such persons shall be willing and able to perform in accordance with such employment agreements;
     (h) The written resignations of each of the directors of the Company and its Subsidiaries;

     (i) An executed copy of the Asset Purchase Agreement, substantially in the form of Exhibit A hereto, signed by an authorized officer of the Excluded Subsidiary;
     (j) An executed copy of the Guarantee, substantially in the form of Exhibit B hereto, signed by each Seller and the issuing bank;
     (k) The opinion of Tate Law Offices, P.C., counsel to the Sellers, in substantially the form of Exhibit C hereto;
     (l) A certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company to the effect that all amounts due to and from the Company’s Affiliates, directors, employees, officers or stockholders and any of their Affiliates have been settled in full;
     (m) A certificate of the Company that the Company is not a United States Real Property Holding Corporation, as defined in defined in Section 897(c)(2) of the Code, that meets the requirements of Treasury Regulation Section 1.1445-2(c)(3);
     (n) A form W-8BEN signed by each Seller; and
     (o) All other documents reasonably requested by Purchaser to be delivered by any Seller in connection with the consummation of the transactions contemplated by this Agreement.
     8.2 Purchaser Deliveries. At the Closing, Purchaser shall deliver or cause to be delivered:
     (a) Payment of the Purchase Price by wire transfer of immediately available funds into accounts designated by each of the Sellers; and
     (b) All other documents reasonably requested by the Sellers Representative to be delivered by Purchaser in connection with the consummation of the transactions contemplated by this Agreement.
ARTICLE IX
INDEMNIFICATION
     9.1 Survival Provisions. The covenants and agreements of the parties contained herein shall survive the Closing and shall not terminate. The representations and warranties of the parties contained in Articles V and VI of this Agreement shall survive the Closing through and including the 18-month anniversary of the Closing Date; provided, however, that the representations and warranties of the Company and each Seller in Section 5.21 shall survive the Closing through and including the four-year anniversary of the Closing Date; provided further, however, that the representations and warranties of the Company and each Seller set forth in Sections 5.11, 5.17, 5.29, 5.30 and 5.31 shall survive the Closing until the expiration of the applicable statute of limitations with respect to the particular matter that is the subject matter thereof; provided further, however, that the representations and warranties of the Company and each Seller set forth in Sections 5.1, 5.2, 5.4, 5.5 and 5.7, shall survive the Closing and shall not terminate (in each case, the “Survival Period”); provided, however, that any obligations to indemnify and hold harmless shall not terminate with respect to any Losses as to which the Person to be indemnified shall have given notice (stating in reasonable detail the basis of the claim for indemnification) to the indemnifying party in accordance with Section 9.3(a) before the termination of the applicable Survival Period.
          9.2 Indemnification.
          (a) Without duplication, and subject to the provisions of this Article IX, from and after the Closing, the Sellers hereby agree to jointly and severally indemnify and hold Purchaser, the Company, and their respective directors, officers, employees, Affiliates, stockholders, agents, attorneys, representatives, successors and assigns (collectively, the “Purchaser Indemnified Parties”) harmless from and against:
     (i) any and all losses, liabilities, obligations, damages, costs and expenses (individually, a “Loss” and, collectively, “Losses”) based upon, attributable to or resulting from the failure of any representation or warranty made by the Sellers or the Company set forth in this Agreement, any Company Document or in any Seller Document, to be true and correct in all respects at the date hereof and at the Closing Date;
     (ii) any and all Losses based upon, attributable to or resulting from the breach of any covenant or other agreement on the part of the Company or any Seller under this Agreement, any Company Document or any Seller Document; provided, however, that in the event of a breach of Section 7.1 by any Seller, the breaching Seller shall be solely responsible for any Losses attributable to or resulting from such breach and the other Sellers shall not be jointly and severally liable for such breach;
     (iii) any and all Environmental Costs and Liabilities arising out of the ownership or operation of the Company or any of its Subsidiaries or any predecessor thereof (including, without limitation, any real property currently or formerly owned, operated or leased or any offsite real property to where Hazardous Materials were transported or disposed or arranged to be transported or disposed) to the extent existing or occurring on or prior to the Closing Date;
     (iv) any and all notices, actions, suits, proceedings, claims, demands, assessments, judgments, costs, penalties and expenses, including attorneys’ and other professionals’ fees and disbursements (collectively, “Expenses”) incident to any and all Losses with respect to which indemnification is provided hereunder; and
     (v) any and all Losses attributable to or resulting from any Purchaser Indemnified Taxes.
          (b) Without duplication, and subject to the provisions of this Article IX, from and after the Closing, Purchaser hereby agrees to indemnify and hold the Sellers and their respective Affiliates, stockholders, agents, attorneys, representatives, successors and assigns (collectively, the “Seller Indemnified Parties”) harmless from and against:

     (i) any and all Losses based upon, attributable to or resulting from the failure of any representation or warranty of Purchaser set forth in this Agreement or any Purchaser Document, to be true and correct at the date hereof and at the Closing Date;
     (ii) any and all Losses based upon, attributable to or resulting from the breach of any covenant or other agreement on the part of Purchaser under this Agreement or any Purchaser Document;
     (iii) any and all Expenses incident to any and all Losses with respect to which indemnification is provided hereunder;
     (iv) any and all Losses attributable to or resulting from any Seller Indemnified Taxes; and
     (v) any and all Losses based upon, attributable to or resulting from the ownership and operation of the business, the Company and any of its Subsidiaries after the Closing Date to the extent that Purchaser is not entitled to be indemnified under Section 9.2(a).
          9.3 Indemnification Procedures.
          (a) In the event that any Legal Proceedings shall be instituted or that any claim or demand shall be asserted by any Person in respect of which payment may be sought under Section 9.2 hereof (regardless of the limitations set forth in Section 9.4) (“Indemnification Claim”), the indemnified party shall promptly cause written notice of the assertion of any Indemnification Claim of which it has knowledge which is covered by this indemnity to be forwarded to the indemnifying party. The indemnifying party shall have the right, at its sole expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the indemnified party, and to defend against, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against hereunder. If the indemnifying party elects to defend against, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against hereunder, it shall within ten (10) days (or sooner, if the nature of the Indemnification Claim so requires) notify the indemnified party of its intent to do so. If the indemnifying party elects not to defend against, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against hereunder, fails to notify the indemnified party of its election as herein provided or contests its obligation to indemnify the indemnified party for such Losses under this Agreement, the indemnified party may defend against, negotiate, settle or otherwise deal with such Indemnification Claim. If the indemnified party defends any Indemnification Claim, then the indemnifying party shall reimburse the indemnified party for the Expenses of defending such Indemnification Claim upon submission of periodic bills. If the indemnifying party shall assume the defense of any Indemnification Claim, the indemnified party may participate, at his or its own expense, in the defense of such Indemnification Claim; provided, however, that such indemnified party shall be entitled to participate in any such defense with separate counsel at the expense of the indemnifying party if (i) so requested by the indemnifying party to participate or (ii) in the reasonable opinion of counsel to the indemnified party, a conflict or potential conflict exists between the indemnified party and the indemnifying party that would make such separate representation advisable; and provided further, that the indemnifying party shall not be required to pay for more than one such counsel and one local counsel for all indemnified parties in connection with any Indemnification Claim. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Indemnification Claim. Such cooperation shall include the retention and (upon the indemnifying party’s reasonable request) the provision to the indemnifying party of records and information that are reasonably requested by the indemnifying party or that are reasonably relevant to such Indemnification Claim, and making employees available on a mutually convenient basis during normal business hours to provide additional information and explanation of any material provided hereunder. Notwithstanding anything in this Section 9.3 to the contrary, neither the indemnifying party nor the indemnified party shall, without the written consent of the other party, settle or compromise any Indemnification Claim or permit a default or consent to entry of any judgment unless the claimant and such party provide to such other party an unqualified release from all liability in respect of the Indemnification Claim. Notwithstanding the foregoing, if a settlement offer solely for money damages is made by the applicable third party claimant, and the indemnifying party notifies the indemnified party in writing of the indemnifying party’s willingness to accept the settlement offer and, subject to the applicable limitations of Section 9.4, pay the amount called for by such offer, and the indemnified party declines to accept such offer, the indemnified party may continue to contest such Indemnification Claim, free of any participation by the indemnifying party, and the amount of any ultimate liability with respect to such Indemnification Claim that the indemnifying party has an obligation to pay hereunder shall be limited to the lesser of (A) the amount of the settlement offer that the indemnified party declined to accept plus the Expenses of the indemnified party relating to such Indemnification Claim through the date of its rejection of the settlement offer or (B) the aggregate Losses of the indemnified party with respect to such Indemnification Claim. If the indemnifying party makes any payment on any Indemnification Claim, the indemnifying party shall be subrogated, to the extent of such payment, to all rights and remedies of the indemnified party to any insurance benefits or other claims of the indemnified party with respect to such Indemnification Claim.
     (b) After any final decision, judgment or award shall have been rendered by a Governmental Body of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the indemnified party and the indemnifying party shall have arrived at a mutually binding agreement with respect to an Indemnification Claim hereunder, the indemnified party shall forward to the indemnifying party notice of any sums due and owing by the indemnifying party pursuant to this Agreement with respect to such matter and the indemnifying party shall be required to pay all of the sums so due and owing to the indemnified party by wire transfer of immediately available funds within ten (10) Business Days after the date of such notice.
     (c) The failure of the indemnified party to give reasonably prompt notice of any Indemnification Claim shall not release, waive or otherwise affect the indemnifying party’s obligations with respect thereto except to the extent that the indemnifying party can demonstrate its ability to defend such Indemnification Claim was materially prejudiced as a result of such failure.
     9.4 Limitations on Liability.

     (a) An indemnifying party shall not have any liability under this Agreement unless the aggregate amount of Losses and Expenses to the indemnified parties finally determined to arise thereunder, exceeds $200,000 (the “Basket”) and, in such event, the indemnifying party shall be required to only pay the amount of all such Losses and Expenses in excess of the Basket. The provisions of this Section 9.4(a) shall not apply to any Losses and Expenses due to a breach of any representation or warranty of the Company or any Seller contained in Sections 5.1, 5.2, 5.4, 5.5 and 5.7 or a breach by the Sellers of Sections 3.3, 7.1, 7.2 or 7.4.
     (b) None of the Sellers on the one hand, or Purchaser on the other hand, shall be required to indemnify or be liable to any Person under this Agreement for an aggregate amount of Losses exceeding $5,200,000 (the “Cap”) in connection with Losses whether arising from or related to the breach of any representation, warranty, covenant of the Company or any Seller, on the one hand, or Purchaser, on the other hand, or otherwise under this Agreement provided, however, the Cap shall not apply to any Losses and Expenses due to a breach of any representation or warranty of the Company or any Seller contained in Sections 5.1, 5.2, 5.4, 5.5 and 5.7 or a breach by the Sellers of Sections 3.3, 7.1, 7.2 or 7.4, which Losses and Expenses shall be subject to a maximum aggregate indemnifiable amount equal to the Purchase Price (as adjusted pursuant to Section 3.3).
     (c) The Sellers shall not be required to indemnify or be liable to the Purchaser Indemnified Parties pursuant to this Agreement in an aggregate amount exceeding the Purchase Price (as adjusted pursuant to Section 3.3).
     (d) None of the individual Sellers shall be required to indemnify or be liable to the Purchaser Indemnified Parties pursuant to this Agreement in aggregate amount exceeding such Seller’s Percentage Interest multiplied by 20% of the Purchase Price (as adjusted pursuant to Section 3.3); provided, however, that the foregoing limitation in this Section 9.4(d) shall not apply to any Losses and Expenses due to a breach of any representation or warranty of the Company or any Seller contained in Sections 5.1, 5.2, 5.4, 5.5 and 5.7 or a breach by the Sellers of Sections 3.3, 7.1, 7.2 or 7.4, which Losses and Expenses as to each individual Seller shall be capped in an amount equal to such Seller’s Percentage Interest multiplied by the Purchase Price (as adjusted pursuant to Section 3.3).
     (e) For purposes of calculating Losses hereunder, any materiality or material adverse effect qualifications in the representations, warranties, covenants and agreements shall be ignored.
     (f) The Sellers shall have no recourse against the Company or its Subsidiaries or their respective directors, officers, employees, Affiliates, agents, attorneys, representatives, assigns or successors for any Indemnification Claims asserted by Purchaser Indemnified Parties.
     9.5 Tax Treatment of Indemnity Payments. The Sellers and Purchaser agree to treat any indemnity payment made pursuant to this Article IX as an adjustment to the Purchase Price for federal, state, local and foreign income Tax purposes.

     9.6 Exclusive Remedies; No Third Party Beneficiaries.
     (a) The parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the subject matter of this Agreement exclusively in contract pursuant to the express terms and provisions of this Agreement, and the parties expressly disclaim that they are owed any duties not expressly set forth in this Agreement. The remedies of the parties specifically provided for by this Agreement shall be the sole and exclusive remedies of the parties for any breach of the terms and provisions hereof (including any representations and warranties set forth herein) and any matters relating hereto, and except for the remedies provided under this Agreement, the parties hereby waive and release any and all tort claims and causes of action that may be based upon, arise out of, or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any tort claim or cause of action based upon, arising out of, or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement).
     (b) This Agreement is solely for the benefit of the parties hereto, the Purchaser Indemnified Parties and the Seller Indemnified Parties and their successors and assigns permitted under this Agreement, and no provision of this Agreement shall be deemed to confer upon any other Persons any remedy, claim, liability, reimbursement, cause of action or other right except as expressly provided herein. This Agreement may only be enforced against the parties hereto and their successors and assigns permitted under this Agreement.
     (c) All claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of, or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the Persons that are expressly identified as parties hereto, and no officer, director, partner, manager, equityholder, employee or Affiliate of any party hereto (including any Person negotiating or executing this Agreement on behalf of a party hereto) shall have any liability or obligation with respect to this Agreement or with respect to any claim or cause of action (whether in contract, tort or otherwise) that may arise out of or relate to this Agreement, or the negotiation, execution, or performance of this Agreement (including a representation or warranty made in connection with this Agreement or as an inducement to enter into this Agreement).
     9.7 Other Matters.
     (a) Any liability for indemnification under this Article IX shall be determined without duplication of recovery (i) by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement or (ii) to the extent the Loss is accounted for in determining any adjustment to the Purchase Price under Section 3.3.
     (b) The amount of any Losses for which indemnification is provided under this Article IX shall be reduced by any amounts actually recovered from an unaffiliated third party (net of costs and expenses in seeking such recovery) by the indemnified party under insurance policies and arrangements with respect to such Losses.

     (c) No indemnified party shall be entitled to recover from a party hereto any consequential, incidental, special or punitive damages; provided, that any consequential, incidental, special or punitive damages recovered by a third party from a party entitled to indemnification under this Article IX shall be included in the Losses recoverable by such indemnified party hereunder.
ARTICLE X
MISCELLANEOUS
     10.1 Expenses. Except as otherwise provided in this Agreement or as set forth on Schedule 5.32, the Sellers and Purchaser shall each bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby, it being understood that in no event shall the Company bear any of such costs and expenses.
     10.2 Specific Performance. The Company and the Sellers acknowledge and agree that the breach of this Agreement would cause irreparable damage to Purchaser and that Purchaser will not have an adequate remedy at law. Therefore, the obligations of the Company and the Sellers under this Agreement, including, without limitation, the obligation of each of the Sellers to sell the Shares to Purchaser, shall be enforceable by a decree of specific performance issued by any court referenced in Section 10.3(a), and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.
     10.3 Submission to Jurisdiction; Consent to Service of Process; Arbitration.
     (a) Subject to Section 10.3(b), the parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located in Harris County, Texas over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby         , with the exception of disputes arising out of or relating to the Closing Balance Sheet or the Closing Net Working Capital Statement (which shall be governed by Section 3.3), and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
     (b) Subject to Sections 7.1, 10.2 and 10.4, any controversy, dispute or claim arising under or in connection with this Agreement (including, without limitation, the existence, validity, interpretation or breach hereof and any claim based on contract, tort of statute) , with the exception of disputes arising out of or relating to the Closing Balance Sheet or the Closing Net Working Capital Statement (which shall be governed by Section 3.3), shall be resolved by a binding arbitration, to be held in London England in accordance with the then-prevailing

International Arbitration Rules of the International Centre for Dispute Resolution (“ICDR”). The language of the arbitration shall be English. The ICDR shall select three neutral arbitrators. Subject to Section 3.3(b), each party shall bear its own expenses incurred in connection with arbitration and the fees and expenses of the arbitrators shall be shared equally by the parties involved in the dispute and advanced by them from time to time as required. It is the mutual intention and desire of the parties that the tribunal of three arbitrators be constituted as expeditiously as possible following the submission of the dispute to arbitration. Once such tribunal is constituted and except as may otherwise be agreed in writing by the parties involved in such dispute or as ordered by the arbitrators upon substantial justification shown, the hearing for the dispute will be held within sixty (60) days after submission of the dispute to arbitration. The arbitrators shall render their final award within sixty (60) days, subject to extension by the arbitrators upon substantial justification shown of extraordinary circumstances, following conclusion of the hearing and any required post-hearing briefing or other proceedings ordered by the arbitrators. Any discovery in connection with arbitration hereunder shall be limited to information directly relevant to the controversy or claim in arbitration. Each party will, upon written request of the other party, promptly provide the other with copies of all documents and information relevant to the issues raised by any claim or counterclaim. At the request of a party, the arbitrators shall have the discretion to order examination by deposition of witnesses to the extent the arbitrators deem such additional discovery relevant and appropriate. Any dispute regarding discovery, or the relevance or scope thereof, shall be determined by the arbitrators, which determination shall be conclusive. The arbitrators will state in writing the factual and legal basis for the award. The arbitral tribunal shall not be empowered to award exemplary or punitive damages, and the parties waive any right they may have to recover such damages from one another. The decision of the arbitrators in any such proceeding will be final and binding and not subject to judicial review and final judgment may be entered upon such an award in any court referenced in Section 10.3(a), but entry of such judgment will not be required to make such award effective. Any action against any party hereto ancillary to arbitration pursuant to Section 10.3(a) (as determined by the arbitrators), including any action for provisional or conservatory measures or action to enforce an arbitration award or any judgment entered by any court in respect of any thereof may be brought in any court referenced in Section 10.3(a), and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of any such court over any such action. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such action brought in such court or any defense of inconvenient forum for the maintenance of such action. Each of the parties hereto agrees that a judgment in any such action may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
     (c) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Section 10.7.
     10.4 Non-Binding Mediation. In the event of any controversy, dispute or claim arising over an alleged breach by any Seller of his or its obligations in Section 7.1 after the satisfaction of the provisions of Section 7.1(f) but subject to Purchasers rights under Section 7.1(d), the parties agree that prior to submitting the matter to binding arbitration in accordance with Section 10.3(b), the parties shall first seek to resolve such controversy, dispute or claim through non-binding mediation. Purchaser and the Seller or Sellers involved in the dispute shall mutually agree upon the appointment of an independent mediator and shall hold such mediation in London, England within fifteen (15) Business Days of the expiration of the Cure Period or, if the breach cannot be cured, within fifteen (15) Business Days of the provision of notice in accordance with Section 7.1(f). Each party shall bear its own expenses incurred in connection with the mediation and the fees and expenses of the mediatory shall be shared equally by the parties involved in the dispute.
     10.5 Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto) represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by Law.
     10.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas applicable to contracts made and performed in such state.
     10.7 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission) or (iii) one (1) Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):
     If to the Sellers Representative, addressed to:
David Tait
70 Arbor Bend Drive
Houston, Texas 77070
Facsimile: (281) 469-2081
     With a copy to:
Tate Law Officers, PC
5001 Spring Valley Road

Suite 400 East
Dallas, Texas 75244
Facsimile: 972-419-1010
Attention: Tim Tate
     If to any specific Seller, to the address set forth on the signature page hereto.
     If to Purchaser, to:
T-3 Energy Services, Inc.
7135 Ardmore Street
Houston, Texas 77054
Phone: 713-996-4136
Facsimile: 713-996-4123
Attention: Richard Safier
     With a copy to:
Vinson & Elkins L.L.P.
2500 First City Tower
1001 Fannin Street
Houston, Texas 77002
Facsimile: 713-615-5725
Attention: Douglas E. McWilliams
     10.8 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
     10.9 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by the Company, the Sellers or Purchaser (by operation of law or otherwise) without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void; provided, however, that Purchaser may assign this Agreement and any or all rights or obligations hereunder (including, without limitation, Purchaser’s rights to purchase the Shares and Purchaser’s rights to seek indemnification hereunder) to any Affiliate of Purchaser, any Person from which it has borrowed money or any Person to which Purchaser or any of its Affiliates proposes to sell all or substantially all of the assets relating to the business. Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires. No assignment shall release the assigning party of its obligations and liabilities under this Agreement.
     10.10 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of Purchaser shall have any liability for any obligations or liabilities of Purchaser under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.
     10.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.
     10.12 Appointment of Sellers Representative. Each Seller hereby appoints David Tait (the “Sellers Representative”), with a right of revocation, as such Seller’s representative to serve as a liaison with Purchaser and to coordinate agreements and signatures, where applicable, among the Sellers. For the avoidance of doubt, the Sellers Representative shall not be authorized to receive notice of mediation or binding arbitration proceedings.
** REMAINDER OF PAGE INTENTIONALLY LEFT BLANK **

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

T-3 ENERGY SERVICES, INC.

By:	/s/ Michael T. Mino

Name: Michael T. Mino
Title: Vice President and Chief Financial Officer

HP&T PRODUCTS, INC.

By:	/s/ George Anderson

Name: George Anderson
Title: Managing Director

FEDERAL INTERNATIONAL (2000) LTD.

By:	/s/ Ching Geok

Name: Ching Geok
Title: Executive Director/CFO

Address:

47 Genting Road
Singapore 349489

/s/ Joe Gruba

Joe Gruba

Address:

PO Box 64585
Shuwaikh (B)
Kuwait City
Kuwait
Signature Page to Stock Purchase Agreement

/s/ George Anderson

George Anderson

Address:

212 High Street
Laurencekirk, Scotland
AB30 1BP

/s/ Vijay Chatufale

Vijay Chatufale

Address

9710 McKinney Lane
Missouri City, Texas 77459
Signature Page to Stock Purchase Agreement

Exhibit A
ASSET PURCHASE AGREEMENT
Exhibit A

Exhibit B
GUARANTY
Exhibit B

Exhibit C
Opinion of the Sellers Counsel
     (i) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of its State of Texas.
     (ii) The Company has the corporate power and authority to own, lease and operate its properties and to conduct its business as presently owned, leased, operated and conducted and to enter into and perform its obligations under the Agreement and the Seller Documents.
     (iii) The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the nature of the business conducted in it or the ownership of properties by each of the Seller Parties makes such qualification necessary and where failure to so qualify would have a Material Adverse Effect on the Company.
     (iv) The Agreement has been duly authorized, executed and delivered by, and is a valid and binding agreement of, the Sellers, enforceable against the Sellers in accordance with its terms, except as rights to indemnification thereunder may be limited by applicable law and except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles and except as rights to indemnification my be limited under applicable law.
     (v) Each of the Seller Documents has been duly authorized, executed and delivered by, and is a valid and binding agreement of, Sellers, enforceable against the Sellers in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles and except as rights to indemnification may be limited by applicable law.
     (ix) No consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency, is required for the execution, delivery and performance of the Agreement, or the Seller Documents, or consummation of the transactions contemplated hereby and thereby, except such as have been obtained or made by the Sellers.
     (x) The execution and delivery of the Agreement and the Seller Documents by the Sellers and the performance by each of such parties, as applicable, of its respective obligations thereunder, (a) will not result in any violation of the provisions of the charter or by laws of the Sellers; (b) will not conflict with, constitute a breach of, or default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Sellers pursuant to, any credit facilities or to the best of our knowledge, any other material agreement to which any such Sellers is a party or by which any of such Sellers is bound; and (c) to the best of our knowledge, will not result in any violation of any law, administrative regulation or administrative or court decree applicable to the Sellers.
Exhibit C-1

     (xi) There are no legal or governmental proceedings pending, or to the best of our knowledge, threatened, to which any of the Sellers is or may become a party or of which any property or assets of the Sellers is or may become the subject which, if determined adversely to such Sellers, might result in a Material Adverse Effect with respect to (a) the consolidated financial position, stockholders’ equity, results of operations, business or prospects of the Sellers or (b) the power or ability of the Sellers to perform their respective obligations under the Agreement and the Seller Documents, or the consummation of any of the transactions contemplated thereby; and, to the best of our knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others.
Exhibit C-2